EXHIBIT 99.2

catalyst paper corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

President’s Message to Shareholders

In 2014, we maintained our sharp focus on operational excellence including the priority areas of safety, productivity and cost. We set ambitious short-term targets and made a commitment to long-term continuous improvement. While we did not realize all of our short-term objectives, we made meaningful progress. This was achieved while concurrently expending tremendous effort to complete the transformative acquisition of two US mills in early 2015.

Positioning ourselves for the future

We were excited to capitalize on the opportunity to purchase the Biron paper mill in Wisconsin and the Rumford pulp and paper mill in Maine. Our pre-purchase due diligence confirmed that acquiring these mills offered many significant benefits providing Catalyst with the opportunity to both strengthen the balance sheet and improve earnings potential.

With the addition of the US mills, Catalyst virtually doubled in size and scale. We increased our 2015 production capacity to 2.3 million tonnes of pulp and paper. We extended our geographic footprint and diversified our product suite to more effectively service our expanded customer base.

As we look ahead to 2015 our plan is to optimize product mix, drive operational performance improvements, and maximize the potential synergies between our Canadian and US operations. I am confident that with the energy and commitment demonstrated by our leadership team and employees, we will realize the value creation potential.

Positioning the company for the future also required that we make a challenging decision at our Powell River mill. Faced with declining markets, and recognizing the need to align production to customer demand, leadership determined it was necessary to indefinitely curtail Paper Machine No. 9. Ensuring that the Powell River division is competitive for the long term is the top imperative for our Canadian operations. Work is underway on a formal Revitalization Program that challenges the status quo and focuses our collective energy to quickly implement the necessary changes that will ensure the mill is viable for the future.

Financial & Operational Performance

Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) were $47.6 million in 2014 compared to $46.1 million in 2013. Excluding specific items, our net loss was $28.3 million in 2014 compared to $31.5 million in 2013. Free cash flow in 2014 was negative $17.2 million compared to negative $21.4 million in 2013.

These results understate the year-over-year improvement we achieved, as we incurred one-time costs of $3.1 million to complete the acquisition of the US assets and did not have the $4.3 million in EBITDA contribution from our interest in Powell River Energy Inc. that existed in 2013. After normalizing for these non-recurring items, adjusted EBITDA increased by $8.9 million compared to the prior year.

Year-over-year operating earnings improvements were driven by a number of initiatives. Two examples are:

•	Two debottlenecking projects at our Crofton pulp mill, which drove significantly higher pulp production.
•	The successful implementation of our OFI (Opportunities for Improvement) Program whereby we enlisted the support of our workforce to identify operational improvements that deliver long-term value to the business, either through cost savings or earnings potential.

Safety continued to be a business priority, and last year’s results are reflective of the increased attention and diligence on safety across all operations. Both our Medical Incident and Lost Time Incident rates decreased significantly from the previous year and represented our best performance on record.

This was overshadowed by the fatality of a contract truck driver at our Crofton facility in December. This tragedy served to reinforce our commitment to safety and to increase efforts to improve the safety culture within our company.

Cost factors beyond our control continued to challenge our competitiveness. In 2014, manufacturing costs were higher due to price increases in fibre, chemicals, steam fuel and specifically, electrical power, which represents a major cost for our energy-intensive business. Rates for hydroelectricity in British Columbia increased by 9% on April 1, and another 6% increase is planned by BC Hydro in 2015.

Mitigating the cost of electrical power continued to be a priority. We took advantage of the Power Smart Program extended to pulp producers that provides 75% of capital funding for equipment upgrades that more efficiently harness energy. Our first energy efficiency project at Powell River is well underway with a start date of Nov. 1, 2015, and our $25 million investment in using waste steam to reduce electrical load has the potential to lower our energy costs by an estimated $5 million annually.

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Market Conditions

The contraction of the mechanical printing paper market continued in 2014. We reported lower sales volumes and transaction prices for all grades of paper as the proliferation of digital communications challenged printed mediums. Demand for directory and newsprint also declined as publishers reduced page size and count, or moved to Internet platforms. While paper markets remained challenging, pulp shipments and prices increased as a result of improved demand primarily from Asia. We anticipate the long-term trend of printing paper demand in North America will remain challenging. However, the short-term outlook is positive as a result of rationalization and consolidation. Within this context, our strategy is to focus on lightweight niches in all printing and writing grades and to increase sales of higher-value products, including coated free sheet and coated one side grades.

Building a stronger business

A key priority in 2015 is the full integration of the Rumford and Biron mills, and the alignment of our new employees to our Operating Philosophy and Values. We expect to realize the full benefits and synergies of the acquisition, and we are working hard to build a stronger business effectively positioned for the future.

Although we have an ambitious agenda, I am confident that our dedicated Catalyst team will bring the ingenuity, discipline and effort we need to deliver continuously improving results in 2015 and beyond.

Joe Nemeth

President & Chief Executive Officer

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Management’s Discussion and Analysis

The following management’s discussion and analysis (MD&A) of Catalyst Paper Corporation (the company, we, us, and our) should be read in conjunction with our consolidated financial statements for the years ended December 31, 2014, 2013 and 2012, and the notes thereto, which have been prepared in accordance with generally accepted accounting principles (GAAP) in the United States (U.S.). Additional information about the company, including our most recent Annual Information Form is available on our website at www.catalystpaper.com, or the Canadian Securities Administrators’ electronic filing website at www.sedar.com.

Throughout this discussion, references are made to certain measures that are not measures of performance under U.S. GAAP, including operating earnings, adjusted EBITDA, adjusted EBITDA before restructuring costs, average delivered cash costs per tonne before specific items, net earnings (loss) attributable to the company before specific items, net earnings (loss) per share attributable to the company’s common shareholders before specific items, and free cash flow. We believe that these non-GAAP measures are useful in evaluating our performance. These non-GAAP measures are defined and reconciled to their nearest GAAP measure in section 11, Non-GAAP measures.

In this MD&A, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars. The term “dollars” and the symbols “$” and “CDN$” refer to Canadian dollars and the term “U.S. dollars” and the symbol “US$” refer to United States dollars.

In this MD&A, the term “tonne” and the symbol “MT” refer to a metric tonne and the term “ton” or the symbol “ST” refer to a short ton, a measure of weight equal to 0.9072 metric tonne. Use of these symbols is in accordance with industry practice.

The information in this report is as at March 3, 2015, which is the date of filing in conjunction with our press release announcing our results for the fourth quarter of 2014 and 12 months ended December 31, 2014. Disclosure contained in this document is current to March 3, 2015, unless otherwise stated.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Canadian securities laws (collectively, “forward statements”) including, without limitation, forward-looking statements concerning our strategy, plans, future operating performance, contingent liabilities and outlook. These statements relate to, among, other things, analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expression’s. These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following risks and uncertainties detailed below in section 15, Risks and Uncertainties:

•	The impact of general economic conditions in the countries in which we do business;

•	Conditions in the capital markets and our ability to obtain financing and refinance existing debt;

•	Market conditions and demand for our products (including declines in advertising and circulation);

•	The implementation of trade restrictions in jurisdictions where our products are marketed;

•	Fluctuations in foreign exchange or interest rates;

•	Raw material prices (including wood fibre, chemicals and energy);

•	The effect of, or change in, environmental and other governmental regulations;

•	Uncertainty relating to labour relations;

•	The availability of qualified personnel;

•	The availability of wood fibre;

•	Legal proceedings;

•	The effects of competition from domestic and foreign producers; and

•	The risk of natural disaster and other factors, many of which are beyond our control.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what management considers to be reasonable assumptions, beliefs, expectations and opinions based on information currently available to management. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect.

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Assumptions have been made with respect to our forward-looking statements, including those identified below, which could prove to be significantly incorrect:

•	Our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;

•	Our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;

•	Our ability to successfully obtain cost savings from our cost reduction initiatives;

•	Our ability to successfully integrate the recently acquired Biron and Rumford mills into our operations;

•	Our ability to implement business strategies and pursue opportunities;

•	Expected cost of goods sold;

•	Expected component supply costs and constraints; and

•	Expected foreign exchange and tax rates.

You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

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Management’s Discussion and Analysis

1.	Company Profile	7

2.	Annual Overview - 2014	9

3.	Strategy	15

4.	Consolidated Results - Annual	21

5.	Segmented Results - Annual	22

6.	Consolidated and Segmented Results - Quarterly	30

7.	Financial Condition	36

8.	Liquidity and Capital Resources	37

9.	Contingencies	41

10.	Summary of Quarterly Results	42

11.	Non-GAAP Measures	42

12.	Critical Accounting Policies and Estimates	46

13.	Changes in Accounting Policies	50

14.	Impact of Accounting Pronouncements Affecting Future Periods	50

15.	Risks and Uncertainties	50

16.	Governance and Management Systems	59

17.	Sensitivity Analysis	60

18.	Outlook	61

19.	2015 Key Objectives	64

20.	Disclosure Controls and Internal Control over Financial Reporting	65

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1.	Company Profile

We are the largest producer of mechanical printing papers in Western North America. We also produce Northern Bleached Softwood Kraft (NBSK) pulp which is marketed primarily in Asia. In 2014, our business was comprised of three business segments: specialty printing papers, newsprint, and pulp. Specialty printing papers included coated mechanical, uncoated mechanical and directory paper. We are the only producer of coated mechanical paper and soft-calender (SC) paper in Western North America. We operate three paper mills in British Columbia (B.C.) in Crofton, Port Alberni and Powell River. Our Crofton mill includes a two-line kraft pulp operation. On January 7, 2015, we acquired a paper and pulp mill in Rumford, Maine, USA that produces coated mechanical, coated freesheet and coated specialty paper as well as pulp, and a paper mill in Biron, Wisconsin, USA that produces coated mechanical paper.

Our products are sold by our sales and marketing personnel in North America and through distributors and agents in other geographic markets. These products are shipped by a combination of rail, truck, and barge for customers located in North America and by break-bulk and deep-sea container vessels for customers located overseas.

Specialty Printing Papers

Our largest business segment is specialty printing papers, which generated 55% of 2014 consolidated sales revenue; our papers are sold to a diversified customer base consisting of retailers, magazine and catalogue publishers, commercial printers and telephone directory publishers. In 2014, 88% of specialty printing papers sales volume was sold to customers in North America.

Newsprint

Newsprint sales generated 21% of 2014 consolidated sales revenue. The newsprint customer base consists primarily of newspaper publishers located in Western and Central North America, Asia and Latin America. In 2014, 45% of newsprint sales volume was sold to customers in North America.

Pulp

Pulp sales generated 24% of 2014 consolidated sales revenue. The pulp customer base is located primarily in Asia and includes producers of tissue, magazine papers, wood-free printing and writing papers, and certain specialty printing paper products. In 2014, 100% of pulp sales volume was sold to customers in Asia. The Crofton pulp mill is located on tidewater and has a deep-sea vessel loading facility which provides a competitive advantage shipping direct to Asian markets.

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2015 Product Applications

Segment	Specialty Printing Papers						Newsprint	Market Pulp
	Coated			Uncoated Mechanical		Directory
Category	Coated Specialties	Coated Freesheet	Coated Mechanical	Soft- calendered	Machine Finished
Brand Names	Oxford	Orion	Vision Ascent Escanaba Dependoweb Pacificote Capri Electracote Brite Consoweb Electracote	Electracal Electraprime	Electrabrite Electrabrite Book Electrastar	Catalyst	Marathon Marathon Lite	Crofton Kraft Swift River Kraft
Basis weight (g/m2)	81-104	67-118	38-118	45-52	41.5-74	29-40	38-45	n/a
Applications	glue-applied labels, gift wrap, envelopes, packaging, pressure-sensitive face papers	high-end magazines, direct mail, upscale catalogues, commercial print, reports	retail inserts, magazines, catalogues, direct mail, commercial print, brochures, coupons	retail inserts, magazines, catalogues, flyers, direct mail	retail inserts, magazines, catalogues, flyers, direct mail	telephone books, catalogues	newspapers, retail inserts, flyers, supplements, directories	tissue, printing and writing papers, specialty papers products
Total capacity (tonnes)	1,011,000			348,000		116,000	350,000	485,000
% of total capacity	44%			15%		5%	15%	21%

ESTIMATED 2015 Capacity by Mill Location and Product Line 1

				Specialty Printing Papers [1]			Newsprint [1]	Market Pulp	Total
Mill Location	Number Of Paper Machines	Uncoated Mechanical	Coated Specialties	Coated Freesheet	Coated Mechanical	Directory	Newsprint	NBSK Pulp
Crofton, B.C. [4]	2	–			–	–	350,000	365,000 [2]	715,000
Port Alberni, B.C.	2	–			224,000	116,000	–	–	340,000
Powell River, B.C. [5]	2	348,000			–	–	–	–	348,000
Rumford, ME [6]	3		23,000	119,000	327,000			120,000 [3]	589,000
Biron, WI [6]	2				318,000				318,000
Total capacity (tonnes)	11	348,000	23,000	119,000	869,000	116,000	350,000	485,000	2,310,000
% of total capacity		15%	1%	5%	38%	5%	15%	21%	100%
1	Capacities expressed in the above tables can vary as we are able to switch production between products, particularly coated mechanical, coated freesheet, coated specialties and machine-finished uncoated grades.
2	Total pulp capacity at Crofton is 395,000 tonnes, of which 365,000 tonnes are designated as market pulp with the remaining 30,000 tonnes being consumed internally.
3	Total pulp capacity at Rumford is 380,000 tonnes, of which 120,000 tonnes are designated as market pulp with the remaining 260,000 tonnes being consumed internally.
4	No. 1 paper machine at Crofton remains indefinitely curtailed.
5	No. 9 paper machine at Powell River was indefinitely curtailed on December 15, 2014.
6	Estimated production capacity for 2015 includes the capacity of the paper and pulp mill in Rumford, Maine and the paper mill in Biron, Wisconsin that were acquired on January 7, 2015. Capacity of the US paper mills is based on 365 days of production.

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Geographic sales distribution

Our products are sold globally. North America continues to be our principal market, comprising 56% of consolidated sales volume for 2014.

2.	Annual Overview - 2014

Business overview

Operating earnings for the year increased due to the positive impact of a weaker Canadian dollar, higher pulp sales volumes and transaction prices, increased newsprint sales and a reduced impairment charge on our long-lived assets compared to the prior year. This was partially offset by higher manufacturing costs, lower average transaction prices for paper and reduced specialty paper sales. The increase in pulp sales was in line with a step change in pulp productivity resulting from two debottlenecking initiatives completed on the Crofton pulp mill.

Manufacturing costs crept higher due to an increase in the cost of fibre, fillers, chemicals, distribution, electric power and steam fuel. Fibre costs increased due to higher pulp pricing, the strong US dollar drove the cost of fillers, chemicals and distribution higher, and electric power costs reflected a 9% hydroelectricity rate increase effective April 1, 2014. Increased manufacturing costs also reflect the de-recognition of our interest in Powell River Energy, formerly consolidated as a variable interest entity prior to the sale of our interest which reduced manufacturing costs in 2013 by $4.3 million.

We indefinitely curtailed the Powell River No. 9 paper machine in December due to declining demand for the uncoated mechanical paper products produced on that machine. The curtailment negatively impacted manufacturing costs and profitability in the fourth quarter due to the typical delay in fully eliminating all costs directly and indirectly related to operating the machine of approximately $1.0 million per month.

We completed the acquisition of the US paper mills in Biron, Wisconsin and Rumford, Maine on January 7, 2015. Acquisition costs of $3.1 million were incurred in the fourth quarter consisting mostly of legal and consulting fees.

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Financial Performance

We recorded a net loss attributable to the company of $72.3 million and a net loss attributable to the company before specific items of $28.3 million in 2014. This compared to a net loss of $127.6 million and a net loss attributable to the company before specific items of $31.5 million in 2013.

Significant specific items in 2014 included an impairment charge on fixed assets, acquisition costs related to the US paper mills, restructuring costs related to the Powell River No. 9 indefinite curtailment, settlement loss on a multi-employer pension plan liability related to the discontinued Snowflake mill, a foreign exchange loss on the translation of U.S. dollar denominated debt, a gain on the sale of a mortgage receivable from PRSC Limited Partnership and interest in PRSC Land Development Ltd and a net loss on the settlement of debt.

Significant specific items in the prior year included reorganization costs related to finalizing the creditor protection proceedings, a net gain on the sale of non-core assets including the Snowflake mill, our interest in Powell River Energy and the Elk Falls site, a settlement gain on our Salaried Plan under the special portability election option, a loss on the purchase of floating rate senior secured notes due 2016 (Exit Notes), an impairment charge on goodwill and fixed assets, and a foreign exchange loss on the translation of U.S. dollar denominated debt.

Selected Annual Financial Information

(In millions of dollars, except where otherwise stated)	2014	2013	2012
Sales [2]	$1,109.3	$1,051.4	$1,058.2
Operating earnings (loss) [2]	(13.5)	(87.8)	19.1
Depreciation and amortization [2]	44.6	47.0	36.3
Adjusted EBITDA [1,2]	47.6	46.1	55.4
− before restructuring costs [1,2]	48.1	47.3	60.7
Net earnings (loss) attributable to the company	(72.3)	(127.6)	583.2
− before specific items [1]	(28.3)	(31.5)	(37.8)
Total assets	668.7	700.1	978.8
Total long-term liabilities	624.0	565.5	720.6
Adjusted EBITDA margin [1,2]	4.3%	4.4%	5.2%
− before restructuring costs [1,2]	4.3%	4.5%	5.7%
Net earnings (loss) per share attributable to the company’s common shareholders (in dollars)
− basic and diluted from continuing operations	$(4.99)	$(9.01)	$41.65
− basic and diluted from discontinued operations	–	0.21	(1.15)
− before specific items	(1.95)	(2.17)	(2.62)
(In thousands of tonnes)
Sales [2]	1,389.3	1,373.3	1,401.4
Production [2]	1,403.5	1,382.6	1,388.6
Common shares (millions)
At period-end	14.5	14.5	14.5
Weighted average	14.5	14.5	14.4
1	Refer to section 11, Non-GAAP measures.
2	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinued operations; earnings from discontinued operations, net of tax, are shown separately from continuing operations in the consolidated statements of earnings (loss) in our annual consolidated financial statements for the year ended December 31, 2014.

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Market Overview

* Uncoated mechanical is comprised of high-gloss and standard grades.

North American demand decreased for all paper grades in 2014. The decline in North American demand was most significant for directory and newsprint. Strong exports to Asia, however, partly compensated for weak domestic newsprint demand. Compared to 2013, inventory levels at the end of 2014 increased for newsprint and uncoated mechanical and declined for lightweight coated (LWC) and directory. Average benchmark prices for the year decreased for all specialty paper grades and increased for newsprint compared to the prior year.

The global market for NBSK pulp decreased due to weaker demand in China. NBSK pulp benchmark prices for China increased in 2014.

Purchase of Mills in Maine and Wisconsin

On January 7, 2015, we completed the acquisition of the Biron paper mill located in Wisconsin and the Rumford paper and pulp mill located in Maine, USA from NewPage Corporation, NewPage Wisconsin System Inc., and Rumford Paper Company. The cash payment made on closing was US$62.4 million, after giving effect to an adjustment under the purchase agreement based on estimated working capital at closing, and the final purchase price is subject to certain additional post-closing adjustments.

The acquisition was financed through advances under our ABL Credit Facility. The company entered into an amendment to its ABL Credit Facility to increase the maximum amount of credit available thereunder from $175.0 million to $225.0 million. The company also issued PIK Toggle Senior Secured Notes due 2017 (Offered Notes) with a principal amount of US$25.0 million. The Offered Notes are on substantially the same terms and form part of the same series as Catalyst’s existing PIK Toggle Senior Secured Notes due 2017 (2017 Notes). The Offered Notes were issued at a 20% discount to face value with Catalyst receiving gross proceeds under the Offering of US$20.0 million. Acquisition costs will total approximately $5.0 million of which $3.1 million was incurred in the fourth quarter.

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The Biron paper mill produces lightweight coated and ultra-lightweight coated paper. The Rumford paper and pulp mill produces coated specialty, coated freesheet and coated mechanical paper, as well as Kraft market pulp.

As the acquisition of the Rumford and Biron mills occurred after our year end on December 31, 2014, except where specified otherwise, the financial results described in this MD&A do not incorporate or account for the acquisition or integration of these mills into our operations.

Indefinite Curtailment of Powell River No. 9 Paper Machine

On December 15, 2014, we indefinitely curtailed Paper Machine No. 9 at Powell River after temporarily curtailing the machine on October 27, 2014 due to a lack of orders and a declining market for the paper manufactured on No. 9.  We expect that this curtailment will result in the elimination of approximately 50 positions at the Powell River operations (43 employees) and the Surrey Distribution Centre (seven employees) from where product manufactured on No. 9 were stored and shipped. While we do not anticipate that the outlook for product manufactured on No. 9 will change in the foreseeable future, No. 9 will continue to be maintained for the time being. The indefinite curtailment resulted in reduced production of approximately 19,200 tonnes of uncoated mechanical paper.

We recognized a non-cash impairment charge of $16.5 million on long lived assets that comprised Paper Machine No. 9 and on parts and supplies related to No. 9.

Fatality at Crofton Mill

On December 9, 2014, a contract truck driver was fatally injured while working at the Crofton mill. The contract truck driver was delivering wood chips to the mill on the evening of December 9 when he was discovered missing by mill personnel. The mill activated its Emergency Response Plan, and the RCMP and WorkSafe BC were promptly contacted to launch an investigation at the site. WorkSafe BC is leading the investigation into the circumstances surrounding the accident to determine cause. The RCMP and the Coroner’s Office are also investigating and the company is fully supporting the investigations. The fatality recovery operation resulted in lost paper production of approximately 1,400 tonnes and lost pulp production of approximately 2,400 tonnes which impacted Crofton’s cost by $1.1 million.

Sale of Interest in PRSC Limited Partnership and PRSC Land Development Ltd.

On August 29, 2014, we completed the sale of our interest in PRSC Limited Partnership and PRSC Land Development Ltd., including the repayment of the mortgage receivable, to the Tla’amin First Nation and City of Powell River for proceeds of $3.0 million. The PRSC Limited Partnership was a unique joint venture that was established by the three parties in 2006 to sell and redevelop lands that were surplus to Catalyst’s operations in the community. The sale transaction was approved by the courts in 2012 when Catalyst was undergoing financial restructuring while under creditor protection.

Introduction of BC Hydro Power Smart Program

On July 24, 2014, the Ministry of Energy and Mines and BC Hydro introduced a new energy efficiency program aimed at reducing the power costs of mechanical pulp producers. The Power Smart program provides a funding injection of $100 million over three years with $45 million allocated to Catalyst Paper. The program is aimed at reducing the energy intensity and improving the energy efficiency of the thermal-mechanical pulping process at seven pulp facilities in British Columbia.

The Power Smart Program will benefit our three mills located in Crofton, Port Alberni and Powell River by providing funding for 75% of the capital investment required for equipment upgrades to more efficiently harness energy and reduce energy waste. The first project at our Powell River mill, approved by BC Hydro on December 22, 2014 with start-up expected on November 1, 2015, will utilize waste steam to reduce our electrical load on the BC Hydro system. The project has an expected capital cost in excess of $25 million of which Power Smart funding covers 75% and will reduce annual energy cost by an estimated $5 million. As of December 31, 2014, we spent $6.1 million on this project and received reimbursement from BC Hydro of $4.5 million.

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Settlement Agreement entered into with PACE Industry Union-Management Pension Fund

The company entered into a settlement agreement dated July 18, 2014, with the PACE Industry Union-Management Pension Fund (PIUMPF), a multi-employer pension plan which we contributed to on behalf of hourly employees at the Snowflake mill. Catalyst will, in accordance with the settlement agreement, remit three lump sum payments of US$1.0 million each, with the first payment made on July 28, 2014 and the two subsequent payments to be made on or before May 1, 2015 and May 1, 2016, respectively. In addition, we will continue to remit monthly installments of US$0.1 million in accordance with a confirmed payment schedule. In 2012, a withdrawal liability of US$11.7 million was recognized as a result of the closure of the Snowflake mill.

Changes to Board of Directors

On July 8, 2014, Pierre A. Raymond was appointed to the Board of Directors.

Completion of Term Loan and Redemption of Floating Rate Senior Secured Notes

On March 20, 2014, the company entered into a $20.0 million term loan (Term Loan) that matures on July 31, 2017 and bears interest, payable monthly, at the Canadian Prime Rate plus 3% per year. The Term Loan provides for quarterly principal repayments of $0.5 million and can be prepaid in whole or in part at any time without premium. The Term Loan was provided by the same lenders who participate in our asset based loan facility (ABL Facility) and is secured by a senior charge on the assets of the company and its subsidiaries that secures the 2017 Notes.

The proceeds of the Term Loan were used to redeem the US$19.4 million outstanding balance on the Floating Rate Senior Secured Notes due 2016 (Floating Rate Notes). The effective settlement date of the redemption of the Floating Rate Notes was April 19, 2014. The replacement of the Floating Rate Notes with the Term Loan resulted in a net reduction to our outstanding secured debt of approximately US$1.4 million and a reduction in annual interest cost of approximately US$1.4 million.

Reduction of Secured Debt

We repurchased for cancellation an aggregate principal amount of US$14.5 million of our outstanding 2017 Notes on the open market, thereby reducing our annual interest costs by approximately US$1.6 million. The debt was repurchased in two tranches, US$9.5 million with an effective settlement date of March 27, 2014, and US$5.0 million with an effective settlement date of April 1, 2014.

Unsuccessful Appeal of Sales Tax Ruling

On February 4, 2015, the BC Court of Appeal overturned the January 28, 2014 Supreme Court of British Columbia ruling in favour of Catalyst Paper in our action against the Province of British Columbia involving a reassessment of the amount of sales tax payable under the Social Services Tax Act on electricity purchased from Powell River Energy Inc. in 2001 through 2010. We are evaluating next steps including the possible submission of a motion for leave to appeal the decision with the Supreme Court of Canada.

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Canadian Dollar

The chart below illustrates the movement of the US$/CDN$ average spot rate over the past three years:

US$/CDN$ Exchange

	2012				2013				2014
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Average spot rate	0.999	0.990	1.005	1.009	0.992	0.977	0.963	0.953	0.906	0.917	0.918	0.881
Average effective rate	0.999	0.990	1.005	1.009	0.992	0.977	0.963	0.953	0.906	0.917	0.918	0.881
Period-end spot rate	1.001	0.981	1.017	1.005	0.985	0.951	0.972	0.940	0.905	0.937	0.892	0.862

The majority of our sales are denominated in U.S. dollars. The Canadian dollar weakened in 2014 and traded below par against the U.S. dollar. There was no difference between our average effective exchange rate and the average spot rate in 2014. The US$/CDN$ exchange rate movement in 2014 compared to 2013 resulted in a positive variance of $66.3 million on revenue and a positive variance of $49.0 million on adjusted EBITDA. Year-end spot rate movement resulted in an after-tax foreign exchange loss of $24.1 million on the translation of U.S. dollar denominated debt in 2014, compared to an after-tax foreign exchange loss of $18.8 million in 2013. We have a program in place to hedge a portion of our anticipated U.S. dollar sales, although, effective April 1, 2010, we no longer designate the positions as hedges for accounting purposes. At December 31, 2014 we had foreign currency options and forward contracts with a notional principal of US$105.0 million with major financial institutions. Refer to our annual consolidated financial statements for the year ended December 31, 2014 note 26, Financial instruments, for additional details.

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3.	Strategy

Our objective is to return to profitability and maximize cash flows through capital restructuring, reduced manufacturing costs and optimizing our brands and customer base.

2014 Performance Metrics

The following performance drivers were identified as key to achieving our strategic goals and creating value for our investors in 2014:

1.	Financial performance and flexibility

Our ability to generate adequate liquidity and establish an appropriate capital structure enables us to maintain our operations, finance growth and service our debt and other obligations.

Key objectives

•	Deliver cash flow positive results in 2014.

•	Reduce interest cost and debt levels.

•	Mitigate the impact of energy cost rate increases.

•	Continuously reduce costs and improve productivity in all of our operations through identifying and implementing opportunities for operational improvement and efficiency, capital planning and cost reviews.

Key performance indicators

Key metrics to measure our ability to generate operating income and implement cost reduction initiatives include:

•	Adjusted EBITDA and adjusted EBITDA before restructuring costs[1].

•	Free cash flow[1].

•	Average delivered cash costs per tonne and average delivered cash costs per tonne before specific items[1].

1 Refer to section 11, Non-GAAP measures, for definitions of these measures.

15

Achievements

•	Adjusted EBITDA increased in 2014 mostly due to the positive impact of realized operational improvements, a weaker Canadian dollar and increased pulp sales volumes and average transaction prices, partially offset by lower sales volumes and average transaction prices for paper and increased cash manufacturing costs reflecting higher fibre, power, chemicals and steam fuel costs.

•	The year-over-year increase in adjusted EBITDA of $1.5 million is understated by one-time costs of $3.1 million to complete the acquisition of the US mills and the inclusion in 2013 results of earnings generated by Powell River Energy Inc. (PREI) of $4.3 million up to the sale of our interest in PREI on March 20, 2013.

•	Achieved significantly higher pulp production in 2014 as a result of two major debottlenecking initiatives on the pulp mill in June.

•	We drove a formal program to identify, analyze and implement opportunities for operational improvement (OFIs). To date, more than 900 potential opportunities were identified resulting in realized net benefits of $16.1 million for 2014.

•	Through our OFI program we identified specific energy conservation and power generation initiatives that helped reduce the impact of power cost increases for 2014 from approximately $10.0 million to $6.7 million.

•	Reduced debt level by US$1.4 million and annual interest by US$1.4 million by entering into Term Loan and redeeming Floating Rate Notes.

•	Reduced debt level by US$14.5 million and annual interest by US$1.6 million through repurchase of 2017 Notes.

•	Free cash flow for the year was negative $17.2 million. Free cash flow improved compared to the prior year due to higher adjusted EBITDA and lower cash interest expense.

16

•	Operating costs in 2014 were negatively impacted by an increase in the incremental cost of fibre, higher electric power cost reflecting a 9% hydroelectricity rate increase on April 1, 2014, and the unfavourable impact of a strong US dollar on distribution, chemicals and filler costs.

•	To partly mitigate the impact of energy cost rate increases, the Ministry of Energy and Mines and BC Hydro introduced a $100 million Power Smart Program after several months of open dialogue between key stakeholders. We will utilize the funding available to cover 75% of the required capital investments on projects that will improve energy efficiency.

•	It is anticipated that the recent completion of the acquisition of the paper mills in Biron, Wisconsin and Rumford, Maine will significantly increase future revenue, market share for coated paper and production capacity, and will result in a leaner corporate cost structure relative to the size and scope of operations.

2.	Optimizing brands, customer base and sales reach

Shifting our production mix to higher value grades, capturing a bigger share of the market, penetrating new markets and diversifying our product mix to manage fluctuations in demand to ensure that we remain competitive in a challenging marketplace.

Product Mix

Key objectives

•	Continue growth of new value added paper products.

Key performance indicators

•	Key metrics include average sales revenue per tonne. Further details on 2014 results are provided in section 4, Consolidated results – annual, section 5, Segmented results – annual, and section 6, Consolidated and segmented results – quarterly.

17

Achievements

•	We continue to push lighter weights in all product lines, from our well established machine finished grades Electrabrite and Electracal to our 40-gram Marathon Lite newsprint.

•	We continued to grow market share for Ascent, our recently introduced number three coated product, and larger sales orders for Ascent are supporting more cost effective production runs.

Market Position

Key objective

•	Expand geographic reach of Catalyst Paper into emerging world markets of Latin America and Asia.

•	Increase breadth of product range and solidify position as the most flexible and diverse producer and marketer of paper in the West.

Key performance indicators

•	Key metrics include total sales tonnes. Further details on 2014 results are provided in section 4, Consolidated results – annual, section 5, Segmented results – annual, and section 6, Consolidated and segmented results – quarterly.

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Achievements

•	We added new sales volumes of Marathon Lite to accounts in South Asia and South America in 2014.

•	We are increasing market share of Ascent as a cover stock for magazines.

•	We continue to leverage our long-term west coast Hemlock fibre supply agreements to produce lighter weight paper products that optimizes our fibre usage and distribution costs while simultaneously benefiting our customers and the environment.

3.	Corporate Social Responsibility

Corporate social responsibility is a core value. We are focused on improving workplace safety, promoting better communication with employees and following conservation practices that reduce our environmental impact.

Key objective

•	Safety: 20% reduction in medical incidents (MIs) and lost time incidents (LTIs) vs. 2013, with the long term goal of achieving top quartile performance (MIR < 1.0).

•	Establish Catalyst Paper as an employer-of-choice and develop best in class employee recruitment and retention programs.

Key performance indicators

Key metrics to measure social responsibility include:

•	Medical incident rate (MIR) which is the number of incidents requiring medical attention per 200,000 hours worked, and the lost-time injury frequency (LTI) which is the number of lost-time injuries per 200,000 hours worked.

19

Achievements

•	A renewed focus on safety in the year, as reflected by various initiatives including increased safety audits, the “Safestart” program and the standardization of personal protective clothing for the three B.C. mills, resulted in a step change in safety in 2014. This can be seen in our MIR and LTI results compared to the prior year.

•	Our strong safety performance throughout the year was overshadowed by a fatal injury sustained by a contract truck driver at our Crofton mill on December 9, 2014.

•	We continued to successfully recruit talent to all areas of the company as reflected by several key leadership, operating and subject matter expert positions that were filled in the year.

•	The company is conducting a review to increase its investment in technical and trades training in 2015 to improve development opportunities for employees.

4.	Conservation Practices and Processes

Key objectives

•	Work with community stakeholders to identify and implement solutions to local problems.

•	Adhere to high international standards for transparency and reporting of performance on social, governance and environmental factors.

Achievements

•	We successfully managed the drought conditions in the Cowichan Valley during the summer months to avoid mill down time related to water shortage.

•	Working cooperatively with Halalt First Nation to develop potential joint business ventures relating to materials transportation and an energy initiative.

•	Actively assessing municipal wastewater co-treatment at our Powell River mill which would help the city avoid expensive duplication of sewerage infrastructure.

•	Completed the Carbon Disclosure Reporting surveys of Catalyst GHG emissions, fibre use and water use as well as reporting through GreenBlue’s Environmental Paper Assessment Tool.

Our 2014 Sustainability Report provides a comprehensive overview of our conservation practices and processes.

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See section 19, 2015 Key Objectives for details of our key priorities for 2015.

4.	Consolidated Results - Annual

CONSOLIDATED RESULTS OF OPERATIONS

Year ended December 31, 2014 compared to year ended December 31, 2013

Sales

Sales increased by $57.9 million in 2014 due to the positive impact of a weaker Canadian dollar, increased sales volumes for newsprint, LWC and pulp, and higher average transaction prices for pulp, partially offset by reduced sales volumes for directory and uncoated, and lower average transaction prices for all paper grades.

Adjusted EBITDA and Adjusted EBITDA before Restructuring Costs

The following table provides variances between periods for adjusted EBITDA and adjusted EBITDA before restructuring costs:

(In millions of dollars)	Adjusted EBITDA [1,2]	Adjusted EBITDA before restructuring costs [1,2]
2013	$46.1	$47.3
Paper prices	(24.9)	(24.9)
Pulp prices	14.9	14.9
Impact of Canadian dollar	49.0	49.0
Volume and mix	9.9	9.9
Distribution costs	(3.3)	(3.3)
Furnish mix and costs	(21.5)	(21.5)
Chemical costs	(4.1)	(4.1)
Power and fuel costs	(10.6)	(10.6)
Labour costs	(4.5)	(4.5)
Maintenance costs	5.1	5.1
Lower of cost or market impact on inventory, net of inventory change	(1.7)	(1.7)
Restructuring costs	0.7	-
De-recognition of interest in Powell River Energy	(4.3)	(4.3)
Selling, general and administrative[3]	0.4	0.4
Power generation	(0.7)	(0.7)
Other, net	(2.9)	(2.9)
2014	$47.6	$48.1
1	Refer to section 11, Non-GAAP measures, for further details.
2	Numbers exclude the Snowflake mill’s results which have been reclassified as discontinued operations in the consolidated statements of earnings (loss) in the annual consolidated financial statements for the year ended December 31, 2014.
3	Selling, general and administrative expense included acquisition fees of $3.1 million in 2014 related to the acquisition of the US mills.

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Operating Earnings (Loss)

Operating earnings increased by $74.3 million due to an impairment charge in the prior year of $86.9 million, reduced depreciation of $2.4 million and higher adjusted EBITDA of $1.5 million, partially offset by an impairment charge in the current year of $16.5 million.

Net Earnings (loss) Attributable to the Company

Net loss attributable to the company decreased by $55.3 million. Net loss for the current year of $72.3 million included an after-tax operating loss of $13.6 million, an after-tax foreign exchange loss on the translation of U.S. dollar debt of $24.1 million, after-tax interest expense of $35.8 million, an after-tax settlement loss on the PIUMPF pension liability of $1.2 million and an after-tax loss on the settlement of debt of $1.0 million, partially offset by an after-tax gain on the sale of the PRSC interest and related mortgage of $2.1 million. Net loss for the prior year of $127.6 million included an after-tax operating loss of $87.8 million, an after-tax foreign exchange loss on the translation of U.S. dollar debt of $18.8 million, and after-tax interest expense of $37.5 million, partially offset by an after-tax settlement gain of $2.6 million related to the special pension portability election, and a net gain after tax on the sale of non-core assets including the Snowflake mill, our interest in Powell River Energy, the Elk Falls site and two parcels of poplar land of $12.3 million.

The following table reconciles 2014 net earnings (loss) attributable to the company to 2013:

(In millions of dollars)	Pre-tax	After-tax
2013 net loss attributable to the company	$(127.5)	$(127.6)
Higher adjusted EBITDA before restructuring costs	0.8	0.7
Lower restructuring costs	0.7	0.7
Lower depreciation and amortization expense	2.4	2.4
Lower impairment charge	70.4	70.4
Change in foreign exchange gain (loss) on long-term debt	(5.3)	(5.3)
Change in reorganization items, net	1.2	1.2
Lower other income, net	(13.7)	(13.7)
Lower interest expense	1.9	1.7
Change in discontinued operations earnings (loss)	(3.1)	(3.1)
Change in net earnings (loss) attributable to non-controlling interest	0.3	0.3
2014 net loss attributable to the company	$(71.9)	$(72.3)

5.	Segmented Results - Annual

Specialty Printing Papers

(In millions of dollars, except where otherwise stated)	2014	2013	2012 [2]
Sales	$606.7	$635.1	$675.6
Operating earnings (loss)	(50.9)	(102.3)	20.5
Depreciation and amortization	34.9	40.4	30.1
Adjusted EBITDA[1]	0.5	25.0	50.6
– before restructuring costs[1]	1.0	25.6	53.5
Adjusted EBITDA margin[1]	0.1%	3.9%	7.5%
– before restructuring costs[1]	0.2%	4.0%	7.9%
(In thousands of tonnes)
Sales	701.9	762.0	812.6
Production	708.1	770.9	805.5
1	Refer to section 11, Non-GAAP measures.
2	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinued operations in the consolidated statements of earnings (loss) in the annual consolidated financial statements for the year ended December 31, 2014.

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Segment Overview

North American demand for LWC decreased 4.9% for the year due to reduced advertising pages in magazines and a decrease in catalogues being mailed out. LWC inventories decreased in the current year partially due to capacity reduction from mill closures. Weakness in North American specialty markets resulted in the average benchmark price for LWC declining to US$798 per short ton from US$864 per short ton in 2013. North American uncoated mechanical demand (high-gloss and standard grades) decreased 3.1% and inventories increased compared to 2013. The indefinite curtailment of Powell River No. 9 paper machine resulted in reduced production of approximately 19,200 tonnes of uncoated mechanical paper.

Average benchmark prices for super-calendered A grade (SC-A) declined 3.7% to US$781 per short ton compared to the prior year. We announced price increases for LWC of US$20 per short ton on Pacificote, Electrocote and Electracote Brite, effective November 1, 2014, and for SC-A of US$40 per short ton on Electracal and Electraprime, effective December 1, 2014.

North American directory demand decreased 19.3% in 2014 from the prior year due to reduced publication of white pages, smaller book sizes, lower circulation, and the continued migration from printed directory books to the Internet. At US$730 per short ton, the average directory benchmark price for the current year decreased by 2.7% compared to the prior year. The majority of our directory pricing was largely fixed for the year based on 2014 contract pricing.

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Operational Performance

The following chart summarizes the operating performance of our specialty printing papers segment:

*	Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A and restructuring costs. Average delivered cash costs per tonne before specific items consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A, but excluding the impact of restructuring costs.

**	The indefinite curtailment of Powell River No. 9 paper machine reduced production volumes of uncoated mechanical paper by approximately 19,200 tonnes in Q4 2014.

The 2014 specialty printing papers product-grade distribution, based on sales volume, is depicted in the chart below:	The 2014 specialty printing papers geographic sales distribution, based on sales volume, is depicted in the chart below:

24

•	Sales volume decreased by 60,100 tonnes reflecting lower sales volumes for directory and uncoated mechanical, partially offset by higher sales volumes for LWC. Declining directory sales were converted to newsprint while uncoated paper sales declined mostly due to weakening demand and the indefinite curtailment of the Powell River No. 9 paper machine in the fourth quarter.

•	Average sales revenue per tonne increased $31 per tonne due to the positive impact of a weaker Canadian dollar, partially offset by lower average transaction prices for all specialty grades.

•	Average delivered cash costs increased $63 per tonne mostly due to increased cost of fibre, kraft, coating, chemicals, distribution, electric power and steam fuel. Fibre costs increased due to higher pulp pricing, the strong US dollar drove the cost of coating, chemicals and distribution higher, and electric power costs reflect a 9% hydroelectricity rate increase effective April 1, 2014. The inclusion in 2013 results of PREI’s operating earnings generated from power sales up to the sale of our interest on March 20, 2013 also contributed to the increase in average delivered cash costs.

Newsprint

(In millions of dollars, except where otherwise stated)	2014	2013	2012 [2]
Sales	$237.9	$192.3	$178.1
Operating earnings (loss)	(0.6)	8.4	14.1
Depreciation and amortization	7.3	5.1	4.1
Adjusted EBITDA [1]	6.7	13.5	18.2
– before restructuring costs [1]	6.7	13.9	19.0
Adjusted EBITDA margin [1]	2.8%	7.0%	10.2%
– before restructuring costs [1]	2.8%	7.2%	10.7%
(In thousands of tonnes)
Sales	347.4	283.3	264.0
Production	351.8	288.5	265.1
1	Refer to section 11, Non-GAAP measures.
2	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinued operations in the consolidated statements of earnings (loss) in the annual consolidated financial statements for the year ended December 31, 2014.

25

Segment Overview

North American newsprint shipments were down by 9.0% in 2014 mostly due to lower newspaper print advertising and declining circulation. Increased exports in the year, especially to Asia, partly compensated for weak domestic demand. Newsprint inventories rose for the year compared to 2013 levels.

The average North American newsprint benchmark price increased 0.8% to US$603 per metric tonne compared to the previous year.

The Crofton No. 1 paper machine, originally curtailed in January 2010, remained indefinitely curtailed throughout 2014, resulting in 140,000 tonnes of curtailment on an annualized basis.

Operational Performance

The following chart summarizes the operating performance of our newsprint segment:

*	Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A and restructuring costs. Average delivered cash costs per tonne before specific items consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A, but excluding the impact of restructuring costs.

26

The 2014 newsprint geographic sales distribution, based on sales volume, is depicted in the chart below:

•	Sales volume increased by 64,100 tonnes primarily due to increased newsprint production which partly offset lower directory production.

•	Average sales revenue increased $6 per tonne due to the positive impact of a weaker Canadian dollar, partially offset by lower average transaction prices.

•	Average delivered cash costs increased $35 per tonne mostly due to increased distribution, fibre, chemicals, electric power and labour costs, partly offset by the favourable cost impact of increased production in the year.

Pulp

(In millions of dollars, except where otherwise stated)	2014	2013	2012 [2]
Sales	$264.7	$224.0	$204.5
Operating earnings (loss)	38.0	6.1	(15.5)
Depreciation and amortization	2.4	1.5	2.1
Adjusted EBITDA[1]	40.4	7.6	(13.4)
– before restructuring costs[1]	40.4	7.8	(11.8)
Adjusted EBITDA margin[1]	15.3%	3.4%	(6.6)%
– before restructuring costs[1]	15.3%	3.5%	(5.8)%
(In thousands of tonnes)
Sales	340.0	328.0	324.8
Production	343.6	323.2	318.0
1	Refer to section 11, Non-GAAP measures.
2	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinued operations in the consolidated statements of earnings (loss) in the annual consolidated financial statements for the year ended December 31, 2014.

27

Segment Overview

Global shipments of NBSK pulp decreased by 2.8% in 2014 compared to prior year shipments due to weaker demand in China. The average NBSK benchmark price for China increased by 4.6% to US$733 per tonne compared to the prior year reflecting the impact of price increases implemented in 2014 that were announced in the fourth quarter of 2013.

28

Operational Performance

The following chart summarizes the operating performance of our pulp segment:

*	Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A and restructuring costs. Average delivered cash costs per tonne before specific items consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A, but excluding the impact of restructuring costs.

The primary market for our market pulp is Asia. The 2014 pulp geographic sales distribution, based on sales volume, is depicted in the chart below:

•	Sales volume increased by 12,000 tonnes reflecting improved productivity of the Crofton pulp mill mostly due to two debottlenecking initiatives that were completed in the second quarter.

•	Average sales revenue increased by $96 per tonne due to higher average transaction prices and the positive impact of a weaker Canadian dollar.

•	Average delivered cash costs remained flat due to increased fibre costs that were offset by improved productivity in the year.

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6.	Consolidated and Segmented Results - Quarterly

Selected Quarterly Financial Information

(In millions of dollars, except	2014					2013
where otherwise stated)	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
Sales [2]	$1,109.3	$279.9	$272.0	$283.5	$273.9	$1,051.4	$272.1	$268.8	$263.4	$247.1
Operating earnings (loss)[2]	(13.5)	(21.2)	(3.2)	(3.9)	14.8	(87.8)	(79.5)	4.9	(12.0)	(1.2)
Depreciation and amortization [2]	44.6	11.5	11.2	11.0	10.9	47.0	11.7	11.5	11.4	12.4
Adjusted EBITDA1 2	47.6	6.8	8.0	7.1	25.7	46.1	19.1	16.4	(0.6)	11.2
– before restructuring costs[1,2]	48.1	7.3	8.0	7.1	25.7	47.3	20.2	16.4	(0.5)	11.2
Net earnings (loss) attributable to the company	(72.3)	(39.7)	(22.5)	(6.3)	(3.8)	(127.6)	(95.0)	5.2	(28.0)	(9.8)
– before specific items[1]	(28.3)	(10.4)	(10.8)	(13.6)	6.5	(31.5)	1.7	(3.5)	(18.1)	(11.6)
Adjusted EBITDA margin[1,2]	4.3%	2.4%	2.9%	2.5%	9.4%	4.4%	7.0%	6.1%	(0.2%)	4.5%
– before restructuring costs1 2	4.3%	2.6%	2.9%	2.5%	9.4%	4.5%	7.4%	6.1%	(0.2%)	4.5%
Net earnings (loss) per share attributable to the company’s common shareholders (in dollars)
– basic and diluted from continuing operations[3]	$(4.99)	$(2.74)	$(1.55)	$(0.43)	$(0.26)	$(9.01)	$(6.55)	$0.36	$(1.93)	$(0.89)
– basic and diluted from discontinued operations[3]	–	–	–	–	–	0.21	–	–	–	0.21
– before specific items[1,3]	(1.95)	(0.72)	(0.74)	(1.94)	0.45	(2.17)	0.12	(0.24)	(1.25)	(0.80)
(In thousands of tonnes)
Sales (000 tonnes)
Specialty printing papers[2]	701.9	170.0	171.1	184.9	175.9	762.0	188.8	197.4	195.8	180.0
Newsprint[2]	347.4	94.5	82.1	93.2	77.6	283.3	75.3	66.1	72.6	69.3
Total paper[2]	1,049.3	264.5	253.2	278.1	253.5	1,045.3	264.1	263.5	268.4	249.3
Pulp[2]	340.0	84.4	95.0	78.4	82.2	328.0	82.4	87.1	78.2	80.3
Total sales[2]	1,389.3	348.9	348.2	356.5	335.7	1,373.3	346.5	350.6	346.6	329.6
Production (000 tonnes)
Specialty printing papers[2]	708.1	168.7	169.0	192.6	177.8	770.9	193.1	197.4	195.1	185.3
Newsprint[2]	351.8	89.8	89.8	81.6	90.6	288.5	78.0	70.1	68.9	71.5
Total paper[2]	1,059.9	258.5	258.8	274.2	268.4	1,059.4	271.1	267.5	264.0	256.8
Pulp[2]	343.6	86.8	96.9	75.5	84.4	323.2	79.1	90.1	74.5	79.5
Total production[2]	1,403.5	345.3	355.7	349.7	352.8	1,382.6	350.2	357.6	338.5	336.3
Common shares (millions)
At period-end	14.5	14.5	14.5	14.5	14.5	14.5	14.5	14.5	14.5	14.5
Weighted average	14.5	14.5	14.5	14.5	14.5	14.5	14.5	14.5	14.5	14.5

1	Refer to section 11, Non-GAAP measures.
2	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinued operations in the consolidated statements of earnings (loss) in the annual consolidated financial statements for the year ended December 31, 2014.

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Summary of Selected Segmented Quarterly Financial Information

	2014					2013
(In millions of dollars, except where otherwise stated)	Total	Q4 [3]	Q3 [3]	Q2 [3]	Q1[3]	Total [3]	Q4 [3]	Q3 [3]	Q2 [3]	Q1 [3]
Specialty printing papers
Sales	$606.7	$149.5	$145.5	$158.2	$153.5	$635.1	$159.8	$164.6	$161.1	$149.6
Operating earnings (loss)	(50.9)	(23.8)	(16.2)	(8.2)	(2.7)	(102.3)	(85.3)	(3.4)	(10.7)	(2.9)
Depreciation and amortization	34.9	8.5	8.8	9.0	8.6	40.4	10.0	9.9	9.9	10.6
Adjusted EBITDA[1]	0.5	1.2	(7.4)	0.8	5.9	25.0	11.6	6.5	(0.8)	7.7
– before restructuring costs[1]	1.0	1.7	(7.4)	0.8	5.9	25.6	12.2	6.5	(0.8)	7.7
Adjusted EBITDA margin[1]	0.1%	0.8%	(5.1%)	0.5%	3.8%	3.9%	7.3%	3.9%	(0.5%)	5.1%
– before restructuring costs[1]	0.2%	1.1%	(5.1%)	0.5%	3.8%	4.0%	7.6%	3.9%	(0.5%)	5.1%
Sales (000 tonnes)	701.9	170.0	171.1	184.9	175.9	762.0	188.8	197.4	195.8	180.0
Production (000 tonnes)	708.1	168.7	169.0	192.6	177.8	770.9	193.1	197.4	195.1	185.3
Curtailment (000 tonnes)[2]	19.2	19.2	–	–	–	–	–	–	–	–
Newsprint
Sales	$237.9	$64.5	$55.6	$63.4	$54.4	$192.3	$52.0	$44.3	$49.4	$46.6
Operating earnings (loss)	(0.6)	(5.5)	0.1	1.0	3.8	8.4	4.4	1.4	1.9	0.7
Depreciation and amortization	7.3	2.4	1.8	1.4	1.7	5.1	1.4	1.1	1.2	1.4
Adjusted EBITDA[1]	6.7	(3.1)	1.9	2.4	5.5	13.5	5.8	2.5	3.1	2.1
– before restructuring costs[1]	6.7	(3.1)	1.9	2.4	5.5	13.9	6.1	2.5	3.2	2.1
Adjusted EBITDA margin[1]	2.8%	(4.8%)	3.4%	3.8%	10.1%	7.0%	11.2%	5.6%	6.3%	4.5%
– before restructuring costs[1]	2.8%	(4.8%)	3.4%	3.8%	10.1%	7.2%	11.7%	5.6%	6.5%	4.5%
Sales (000 tonnes)	347.4	94.5	82.1	93.2	77.6	283.3	75.3	66.1	72.6	69.3
Production (000 tonnes)	351.8	89.8	89.8	81.6	90.6	288.5	78.0	70.1	68.9	71.5
Pulp
Sales	$264.7	$65.9	$70.9	$61.9	$66.0	$224.0	$60.3	$59.9	$52.9	$50.9
Operating earnings (loss)	38.0	8.1	12.9	3.3	13.7	6.1	1.4	6.9	(3.2)	1.0
Depreciation and amortization	2.4	0.6	0.6	0.6	0.6	1.5	0.3	0.5	0.3	0.4
Adjusted EBITDA[1]	40.4	8.7	13.5	3.9	14.3	7.6	1.7	7.4	(2.9)	1.4
– before restructuring costs[1]	40.4	8.7	13.5	3.9	14.3	7.8	1.9	7.4	(2.9)	1.4
Adjusted EBITDA margin[1]	15.3%	13.2%	19.0%	6.3%	21.7%	3.4%	2.8%	12.4%	(5.5%)	2.8%
– before restructuring costs[1]	15.3%	13.2%	19.0%	6.3%	21.7%	3.5%	3.2%	12.4%	(5.5%)	2.8%
Sales (000 tonnes)	340.0	84.4	95.0	78.4	82.2	328.0	82.4	87.1	78.2	80.3
Production (000 tonnes)	343.6	86.8	96.9	75.5	84.4	323.2	79.1	90.1	74.5	79.5
1	Refer to section 11, Non-GAAP measures.
2	Curtailment consists of downtime related to market demand.
3	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinued operations in the consolidated statements of earnings (loss) in the annual consolidated financial statements for the year ended December 31, 2014.

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Fourth Quarter Overview

North American paper demand was down in the fourth quarter year-over-year for all segments except LWC. Global pulp shipments in the fourth quarter decreased compared to Q4 2013. Benchmark prices for our specialty grades remained flat quarter-over-quarter with uncoated mechanical at US$770 per short ton, LWC at $793 per short ton and directory at US$730 per short ton. For newsprint, benchmark prices decreased 1.7% to US$595 per tonne. Benchmark prices for pulp decreased in the fourth quarter to US$715 per tonne from US$728 per tonne in Q3.

Operating earnings for the quarter decreased due to an impairment charge on fixed assets, higher manufacturing costs, higher general and administrative expenses due to the incurrence of acquisition costs related to the US paper mills, lower average transaction prices for paper and reduced production and sales volumes for pulp partly due to the production impact of the fatality recovery operation. This was partially offset by the positive impact of a weaker Canadian dollar, increased paper sales and higher average transaction prices for pulp. Manufacturing costs increased in the fourth quarter due to higher electric power, steam fuel and distribution costs.

We recorded a net loss attributable to the company of $39.7 million and a net loss attributable to the company before specific items of $10.4 million in Q4. This compared to a net loss attributable to the company of $22.5 million and a net loss attributable to the company before specific items of $10.8 million, respectively, in Q3. Specific items in Q4 included an impairment charge on fixed assets, acquisition costs related to the US paper mills, restructuring costs, and a foreign exchange loss on the translation of U.S. dollar denominated debt. Significant specific items in the prior quarter included a settlement loss on a multi-employer pension plan liability related to the discontinued Snowflake mill, a foreign exchange loss on the translation of U.S. dollar denominated debt, and a gain on the sale of a mortgage receivable from PRSC Limited Partnership and interest in PRSC Land Development Ltd.

Adjusted EBITDA decreased to $6.8 million from $8.0 million in the prior quarter and adjusted EBITDA before restructuring costs was $7.3 million in Q4 compared to $8.0 million for Q3. Refer to section 11, Non-GAAP measures, for additional information on specific items in the reported financial results.

Consolidated Results of Operations

Sales

Q4 2014 vs. Q3 2014

Sales revenues increased 2.8% due to the positive impact of a weaker Canadian dollar, higher average transaction prices for pulp, and increased sales volumes for newsprint, uncoated mechanical and LWC, partially offset by lower average transaction prices for all paper grades and decreased sales volumes for directory and pulp.

Q4 2014 vs. Q4 2013

Sales revenues increased by 2.9% due to the positive impact of a weaker Canadian dollar and increased sales volumes for newsprint, LWC and pulp, partially offset by lower average transaction prices for all pulp and paper grades and lower sales volumes for directory and uncoated mechanical.

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Adjusted EBITDA and adjusted EBITDA before Restructuring Costs

The following table provides variances between periods for adjusted EBITDA and adjusted EBITDA before restructuring costs:

(In millions of dollars)	Q3 2014	Q4 2013
Adjusted EBITDA in comparative period [1]	$8.0	$19.1
Specific items: restructuring costs	–	1.1
Adjusted EBITDA before restructuring costs in comparative period [1]	8.0	20.2
Paper prices	(2.0)	(9.0)
Pulp prices	0.2	(0.8)
Impact of Canadian dollar	7.7	13.7
Volume and mix	(3.5)	(0.9)
Furnish mix and costs	(4.5)	(7.7)
Power and fuel costs	(3.0)	(2.9)
Maintenance costs	3.9	1.7
Lower of cost or market impact on inventory, net of inventory change	(0.6)	(0.3)
Selling, general and administrative [3]	(3.4)	(2.7)
Power generation	2.6	(1.4)
Other, net	1.9	(2.6)
Adjusted EBITDA before restructuring costs in Q4 2014 [1]	7.3	7.3
Specific items: restructuring costs	(0.5)	(0.5)
Adjusted EBITDA in Q4 2014 [1]	$6.8	$6.8
1	Refer to section 11, Non-GAAP measures.
2	Numbers exclude the Snowflake mill’s results which have been reclassified as discontinued operations in the consolidated statements of earnings (loss) in the annual consolidated financial statements for the year ended December 31, 2014.
3	Selling, general and administrative expense included acquisition fees of $3.1 million in Q4 2014 related to the acquisition of the US mills.

Operating Earnings (Loss)

Q4 2014 vs. Q3 2014

Operating earnings decreased by $18.0 million due to an impairment charge of $16.5 million in the fourth quarter, a decrease in adjusted EBITDA of $1.2 million and increased depreciation of $0.3 million.

Q4 2014 vs. Q4 2013

Operating earnings increased by $58.3 million due to an impairment charge of $86.9 million in Q4 2013 and reduced depreciation of $0.2 million, partially offset by an impairment charge of $16.5 million in the current quarter and a decrease in adjusted EBITDA of $12.3 million.

Net Earnings (Loss) Attributable to the Company

Q4 2014 vs. Q3 2014

Net earnings attributable to the company decreased $17.2 million primarily due to reduced after-tax operating earnings of $17.9 million and an after-tax gain in the prior quarter on the sale of the PRSC interest and related mortgage of $2.1 million, partly offset by a reduced after-tax foreign exchange loss on the translation of U.S. dollar debt of $3.4 million.

Q4 2014 vs. Q4 2013

Net earnings attributable to the company increased by $55.3 million primarily due to increased after-tax operating earnings of $58.3 million, partially offset by a reduction in other income after tax of $3.0 million.

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Operational performance – Specialty Printing Papers

Q4 2014 vs. Q3 2014

•	Sales volume decreased by 1,100 tonnes due to reduced sales of directory, partly offset by increased sales of uncoated mechanical and LWC. Uncoated mechanical paper sales were reduced in the fourth quarter by the indefinite curtailment of Powell River No. 9 paper machine, while third quarter sales were reduced by a total mill maintenance outage at the Powell River mill.

•	Average sales revenue increased $29 per tonne due to the positive impact of a weaker Canadian dollar, partly offset by lower average transaction prices for all specialty paper grades.

•	Average delivered cash costs decreased by $21 per tonne primarily due to lower maintenance, labour and chemical costs, partly offset by increased distribution, fillers, steam fuel and general and administrative expenses. The lower maintenance and labour costs reflect the timing of maintenance outages with Powell River’s total mill outage and Powell River and Port Alberni’s power boiler shuts completed in the third quarter.

Q4 2014 vs. Q4 2013

•	Sales volume decreased by 18,800 tonnes due to lower sales volumes for directory and uncoated mechanical, partially offset by higher sales volumes for LWC.

•	Average sales revenue increased $32 per tonne reflecting the positive impact of a weaker Canadian dollar, partially offset by lower average transaction prices for all specialty paper grades.

•	Average delivered cash costs increased $87 per tonne primarily due to higher fibre, kraft, fillers, coating, chemicals, electric power, steam fuel, distribution and general and administrative expenses.

Operational performance – Newsprint

Q4 2014 vs. Q3 2014

•	Sales volumes increased by 12,400 tonnes.

•	Average sales revenue increased $6 per tonne due to the positive impact of a weaker Canadian dollar, partly offset by lower average transaction prices in the quarter.

•	Average delivered cash costs increased $62 per tonne due to increased distribution, steam fuel, maintenance, labour, and general and administrative expenses. The higher maintenance and labour costs reflect the timing of maintenance outages with Crofton’s power boiler shut completed in the fourth quarter.

Q4 2014 vs. Q4 2013

•	Sales volumes increased by 19,200 tonnes due to increased newsprint production which partly offset lower directory production.

•	Average sales revenue decreased $7 per tonne due to lower average transaction prices partially offset by the positive impact of a weaker Canadian dollar.

•	Average delivered cash costs increased $105 per tonne primarily due to higher fillers, electric power, steam fuel, operating supplies, maintenance, labour and general and administrative expenses. The higher maintenance and labour costs reflect the timing of maintenance outages with Crofton’s power boiler shut for 2014 completed in the fourth quarter while being completed in the third quarter in 2013.

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Operational performance – Pulp

Q4 2014 vs. Q3 2014

•	Sales volume decreased by 10,600 tonnes in the fourth quarter. The lower sales volumes were in line with reduced pulp production in the quarter due to a minor maintenance shut on the recovery boiler and batch digester and the fatality recovery operation.

•	Average sales revenue increased by $34 per tonne due to the positive impact of a weaker Canadian dollar and higher average transaction prices.

•	Average delivered cash costs increased $74 per tonne mostly due higher fibre, chemicals, steam fuel, maintenance, labour and general and administrative expenses, as well as the unfavourable cost impact of reduced production in the quarter.

Q4 2014 vs. Q4 2013

•	Sales volume increased by 2,000 tonnes.

•	Average sales revenue increased $48 per tonne due to the positive impact of a weaker Canadian dollar, partially offset by lower average transaction prices.

•	Average delivered cash costs decreased by $35 per tonne mostly due to reduced maintenance and labour spending, partly offset by increased fibre and steam fuel costs. The lower maintenance and labour spending reflected deferral of the full maintenance outage on the recovery boiler and batch digester to 2015. A minor maintenance shut was completed on the recovery boiler and batch digester in Q4.

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7.	Financial Condition

The following table highlights the significant changes between the consolidated balance sheets as at December 31, 2014 and December 31, 2013:

(In millions of dollars)	2014	2013	Variance	Comments
Working capital	$144.6	$153.6	$(9.0)	Decrease reflects a $5.6 million decrease to accounts receivable, a $1.2 million decrease to cash and cash equivalents and a $17.6 million increase in accounts payable and accrued liabilities, partially offset by a $15.3 million increase to inventories and a $0.1 million increase to prepaids. Accounts payable and accrued liabilities increased due to an increase in trade payables while inventories increased due to an increase in finished goods paper inventories in the year.
Assets held for sale	1.5	5.7	(4.2)	Decrease due to the sale of poplar land and our interest in a mortgage receivable from PRSC Limited Partnership and interest in PRSC Land Development Ltd. Remaining assets held for sale consist of poplar land.
Property, plant and equipment	379.3	412.2	(32.9)	Decrease mainly due to impairment of Powell River No. 9 paper machine subsequent to the machine’s indefinite curtailment, and the impact of depreciation exceeding capital spending for the year.
Other assets	6.0	8.9	(2.9)	Decrease mainly due the reclassification of capital in progress to property, plant and equipment, and the impairment of capital in progress related to the Powell River No. 9 paper machine subsequent to the machine’s indefinite curtailment.
Total debt	329.1	303.8	25.3	Increase due to the impact of the weak Canadian dollar on the translation of U.S. dollar denominated debt and new capital leases entered into related to mobile equipment, partially offset by the repurchase of 2017 Notes and quarterly repayments on the Term Loan.
Employee future benefits	282.4	254.9	27.5	Increase reflects a net actuarial loss recognized on the company’s defined benefit pension plans and other post-employment benefit plans reflecting a lower discount rate on projected liabilities, a lower expected investment return on plan assets and an adverse change to mortality assumptions.
Other long-term obligations	15.5	8.8	6.7	Increase mostly due to the reclassification of a portion of the PIUMPF pension liability from current to non-current liabilities after a settlement agreement had been reached.

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8.	Liquidity and Capital Resources

Selected annual financial information

(In millions of dollars, except where otherwise stated)	2014	2013	2012
Cash flows provided (used) by operations before changes in non-cash working capital	$5.3	$7.3	$(32.0)
Changes in non-cash working capital	16.0	(14.8)	40.1
Cash flows provided (used) by:
Operations	21.3	(7.5)	8.1
Investing activities	(19.2)	31.4	(9.6)
Financing activities	(3.3)	(30.3)	(5.1)
Capital spending	21.9	23.4	22.6
Depreciation and amortization	44.6	47.0	36.3
Impairment and other closure costs	16.5	86.9	11.5
Capital spending as % of depreciation and amortization	49%	50%	62%
Net debt to net capitalization at period-end[1]	143%	96%	78%
1	Net debt ratio equals net debt (total debt less cash) divided by net capitalization (shareholders’ equity attributable to the company and total debt less cash).

Selected quarterly financial information

(In millions of dollars, except where	2014					2013
otherwise stated)	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
Cash flows provided (used) by operations before changes in non-cash working capital	$5.3	$(2.9)	$(2.5)	$(5.7)	$16.4	$7.3	$11.9	$6.1	$(8.5)	$(2.2)
Changes in non-cash working capital	16.0	6.2	(6.3)	8.8	7.3	(14.8)	(8.2)	(19.1)	11.5	1.0
Cash flows provided (used) by:
Operations	21.3	3.3	(8.8)	3.1	23.7	(7.5)	3.7	(13.0)	3.0	(1.2)
Investing activities	(19.2)	(9.1)	(1.9)	17.6	(25.8)	31.4	(4.0)	(0.7)	19.7	16.4
Financing activities	(3.3)	7.6	11.6	(22.4)	(0.1)	(30.3)	(1.4)	11.5	(20.8)	(19.6)
Capital spending	21.9	8.4	5.7	4.7	3.1	23.4	3.7	5.3	8.5	5.9
Depreciation and amortization	44.6	11.5	11.2	11.0	10.9	47.0	11.7	11.5	11.4	12.4
Impairment	16.5	16.5	–	–	–	86.9	86.9	–	–	–
Capital spending as % of depreciation and amortization	49%	73%	51%	43%	28%	50%	32%	46%	75%	48%
Net debt to net capitalization at period-end[1]	143%	143%	107%	99%	97%	96%	96%	74%	78%	73%

1	Net debt ratio equals net debt (total debt less cash) divided by net capitalization (shareholders’ equity attributable to the company and total debt less cash).

Our principal cash requirements are for ongoing operating costs, working capital fluctuations, and capital expenditures as well as interest and principal payments on debt. We anticipate that future operating cash requirements can be funded through internally generated cash flows from operations and advances under our ABL Facility. Additional details are provided in “Capital resources” and in “Debt” below.

Operating activities

Cash flows from operating activities increased $28.8 million compared to 2013 due to a favourable change in non-cash working capital. The positive change in non-cash working capital reflects an increase in trade accounts payable due in part to improved credit terms and lower trade accounts receivable due in part to reduced average collection days, partially offset by an increase in paper inventories.

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Investing activities

Cash used for investing activities was $19.2 million compared to $31.4 million cash provided for the previous year. Investing activities for the current year consisted mostly of capital additions of $21.9 million, while prior year results included proceeds from the sale of non-core assets of $51.4 million, partially offset by capital additions of $23.4 million.

While total capital additions in 2014 were lower than 2013 levels, our investment in profit adding capital increased. The components are provided below:

(In millions of dollars)	2014	2013
Safety	$1.7	$1.9
Environment	1.0	2.2
Maintenance of business	14.1	16.0
Profit adding	5.1	3.3
Total	$21.9	$23.4

Financing activities

Cash used by financing activities in 2014 decreased by $27.0 million compared to 2013. Financing activities for the current year included the net redemption, purchase and issuance of long-term debt of $17.8 million and the payment of financing costs of $2.1 million, partially offset by a net draw of $18.8 million on the ABL Facility. Financing activities for the prior year included the purchase of Floating Rate Notes for $15.8 million and a net repayment on the ABL Facility of $13.4 million.

Capital resources

Our capital resources include cash on hand and availability on our ABL Facility, with total liquidity at period-end summarized in the following table.

	ABL Facility				ABL Facility
	2014				2013
(In millions of dollars)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Borrowing base[1]	$139.6	$139.9	$141.3	$148.2	$140.4	$145.8	$138.7	$133.5
Letters of credit	(18.4)	(18.6)	(18.5)	(18.6)	(19.3)	(19.8)	(19.8)	(22.1)
Amount drawn, net	(29.4)	(20.0)	(7.8)	(1.3)	(10.6)	(11.8)	–	(4.7)
Available to be drawn[2]	91.8	101.3	115.0	128.3	110.5	114.2	118.9	106.7
Cash on hand	10.9	9.1	8.2	9.9	12.1	13.8	16.0	14.1
Restricted cash	–	–	–	22.5	–	–	–	20.0
Total liquidity	$102.7	$110.4	$123.2	$160.7	$122.6	$128.0	$134.9	$140.8
1	The borrowing base at December 31, 2014 includes a reserve of $1.5 million for pension, $2.0 million for creditor insurance deductibles, $2.5 million for landlord waivers, $1.6 million for employee source deductions, $0.4 million related to WorkSafeBC, and $1.0 million for mark-to-market exposure on our foreign currency revenue hedges.
2	Our ABL Facility is subject to certain financial covenants as disclosed in our annual consolidated financial statements for the year ended December 31, 2014 in note 15, Long-term debt.

Our total liquidity decreased by $19.9 million from the prior year reflecting negative free cash flow of $16.0 million generated for the year. The decrease in liquidity reflects an increase to the amount drawn on our ABL Facility and a decrease in cash on hand. Liquidity for the quarter declined by $7.7 million partly due to acquisition costs related to the US paper mills and the production impact of the fatality at Crofton and the indefinite curtailment of the Powell River No. 9 paper machine. The decision to curtail the paper machine has a temporary negative impact on liquidity due to the typical delay in fully eliminating all costs directly and indirectly related to operating the machine.

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For information related to the computation of our borrowing base and availability on the ABL Facility, refer to our annual consolidated financial statements for the year ended December 31, 2014 note 15, Long-term debt.

At March 3, 2015 we had 14,527,571 common shares issued and outstanding. The company’s common shares have no par value and an unlimited number of shares are authorized for future issuance.

Debt

Our long-term debt increased in 2014 due to the foreign exchange impact of a weaker Canadian dollar, partially offset by a net decrease from debt refinancing and purchases. The following table illustrates the changes in our long-term debt for the year ended December 31, 2014:

Issue

(In millions of dollars)	January 1, 2014	Net increase (decrease)	Foreign exchange	December 31, 2014
Term loan, due July 2017	–	18.5	–	18.5
Floating rate senior secured notes, due September 2016 (December 31, 2013 - US$19.4 million)	$20.2	$(20.9)	$0.7	$–
Senior secured notes, 11.0% due October 2017 (US$235.5 million; December 31, 2013 – US$250.0 million)	265.9	(16.2)	23.4	273.1
Revolving asset-based loan facility of up to $175.0 million due July 2017	10.6	18.8	–	29.4
Capital lease obligations	7.1	1.0	–	8.1
Total debt	$303.8	$1.2	$24.1	$329.1
Less: current portion	2.0	1.0	–	3.0
Total long-term debt	$301.8	$0.2	$24.1	$326.1

On January 7, 2015, the company amended the asset based loan facility (ABL Facility) to increase the maximum amount of credit available thereunder from $175.0 million to $225.0 million to finance the acquisition of the Biron paper mill and the Rumford pulp and paper mill. The company also completed an offering of US$25.0 million of PIK Toggle Senior Secured Notes (“Offered Notes”) due 2017. The Offered Notes were issued at a 20% discount to face value with the company receiving gross proceeds of US$20.0 million to be used to finance part of the costs associated with the acquisition.

In September 2014, the company entered into five capital leases on equipment. On June 27, 2014, we allowed the lease on three barges to terminate and exercised the option to purchase the assets.

On March 27, 2014, we purchased US$9.5 million of our 2017 Notes for cash consideration of $10.0 million that included $0.5 million of interest expense. On April 1, 2014, we purchased US$5.0 million of 2017 Notes for cash consideration of $5.2 million that included $0.3 million of interest expense.

On March 20, 2014, we secured a $20.0 million Term Loan that matures on July 31, 2017. The Term Loan bears interest, payable monthly at the Canadian Prime Rate plus 3%. The Term Loan provides for principal repayments of $0.5 million each quarter and can be prepaid in whole or in part at any time without premium. On April 19, 2014, we used the proceeds from the Term Loan to redeem the remaining US$19.4 million Floating Rate Notes due 2016 for cash consideration of $22.4 million, including $0.6 million in interest expense.

See Note 15, Long-term debt, in our annual consolidated financial statements for the year ended December 31, 2014 for additional information on changes to our debt.

39

The following table presents the aggregate amount of future cash outflows for contractual obligations as of December 31, 2014:

Payments due by period

(In millions of dollars)	2015	2016	2017	2018	2019
Total debt, excluding capital lease obligations	$2.0	$2.0	$346.1	$–	$–
Capital lease obligations	1.0	1.1	2.9	2.6	0.4
Operating leases[2]	35.0	7.1	3.2	2.1	0.4
Interest payments on long-term debt [1]	31.5	31.3	30.8	–	–
Total	$67.9	$41.5	$383.0	$4.7	$0.8
1	Based on 11% cash interest on the 2017 Notes and drawings on the ABL facility as at December 31, 2014.
2	Subsequent to the sale of the company’s interest in Powell River Energy on March 20, 2013, the power purchase agreement between the company and Powell River Energy meets the definition of an operating lease under U.S.GAAP (see section 12, Critical accounting policies and estimates).

Note that our table of contractual obligations exclude future liabilities and commitments related to the acquisition of the US mills as these amounts were not contractual obligations as of December 31, 2014.

Financial Instruments

Our financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, long-term debt, and derivatives. Derivatives are used primarily to reduce exposure to currency risk on revenues, or occasionally debt, as well as price risk associated with revenue and energy costs. In accordance with our financial risk management program, we manage our exposure to risks through the use of financial instruments with counterparties that are of strong credit quality, normally being major financial institutions. We do not enter into financial instruments for speculative purposes.

At December 31, 2014 we had foreign currency options and forward contracts with a notional principal of US$105.0 million with major financial institutions. At the period-end exchange rate, these instruments were reported at their fair value of negative $2.0 million. At December 31, 2014, commodity swap agreements with a negligible fair value were outstanding to fix the sales price of 500 metric tonnes of NBSK pulp within the next seven months. At December 31, 2014, commodity options were outstanding to fix the sales price of 180,000 Gigajoules of natural gas within the next five months. These contracts were reported at their fair value which was $nil at December 31, 2014.

For a description of the nature and extent of risk to the company from our financial instruments, as well as our respective accounting treatment of financial instruments, refer to our annual consolidated financial statements for the year ended December 31, 2014 note 26, Financial instruments. For the methods and assumptions we use to determine the fair value of financial instruments, refer to note 25, Fair value measurement, of those statements.

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The following table reconciles the average spot exchange rate to our effective exchange rate:

US$/CDN$ FOREIGN EXCHANGE

	2014					2013
	YTD	Q4	Q3	Q2	Q1	YTD	Q4	Q3	Q2	Q1
Average Bank of Canada noon spot rate	0.906	0.881	0.918	0.917	0.906	0.971	0.953	0.963	0.977	0.992
Average effective rate included in adjusted EBITDA	0.906	0.881	0.918	0.917	0.906	0.971	0.953	0.963	0.977	0.992
(Favourable)/unfavourable impact of derivatives included in other expenses[1]	0.002	0.005	0.007	(0.003)	(0.001)	–	–	–	–	–
Foreign exchange (gain)/loss, on working capital balances, included in other expenses[2]	(0.004)	(0.008)	(0.012)	0.010	(0.005)	(0.007)	(0.011)	–	(0.011)	(0.005)
Average effective rate in net earnings/(loss) before income taxes[3]	0.904	0.878	0.913	0.924	0.900	0.964	0.942	0.963	0.966	0.987

(In millions of dollars)
1 Favourable/(unfavourable) impact of derivatives included in other expenses	$(2.2)	$(1.3)	$(1.7)	$0.6	$0.2	$–	$–	$–	$–	$–
2 Foreign exchange gain/(loss) on working capital balances included in other expenses	3.5	1.8	2.8	(2.3)	1.2	5.5	2.5	–	2.2	0.8
3 Excludes foreign exchange gain/(loss) on long-term debt and US$ interest expense

9.	Contingencies

Petition for Imposition of Countervailing Duties on Supercalendered Paper

On February 26, 2015, a petition was submitted on behalf of the Coalition for Fair Paper Imports to the U.S. Department of Commerce and the U.S. International Trade Commission for the imposition of countervailing duties on U.S. imports of supercalendered paper from Canada. Catalyst Paper is one of four Canadian paper exporters who were named in the petition. We are consulting with legal counsel on this matter. At present, we are unable to estimate the likelihood that the petition will result in a countervailing duty investigation, and if initiated, the likelihood that countervailing duties will be imposed.

Claim Filed for Partial Refund of Purchase Price Paid

On September 24, 2014, Catalyst Paper filed a Notice of Civil Claim of $30.0 million in the Supreme Court of British Columbia against NS Industries Limited and its parent, Norske Skogindustrier ASA of Norway for the partial refund of the purchase price paid by Catalyst Paper, including interest, for companies purchased under an agreement entered into in 1997. It is too early to assess the outcome of this claim.

Unsuccessful Appeal of Sales Tax Ruling

On February 4, 2015, the British Columbia Court of Appeal overturned the January 28, 2014, Supreme Court of British Columbia ruling in favour of Catalyst Paper in the company’s action against the Province of British Columbia involving a reassessment of the amount of sales tax payable under the Social Services Tax Act on electricity purchased from PREI in 2001 through 2010.

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10.	Summary of Quarterly Results

The following table highlights selected financial information for the eight consecutive quarters ended December 31, 2014:

	2014				2013
(In millions of dollars, except per share amounts)	Q4 [2]	Q3 [2]	Q2 [2]	Q1 [2]	Q4 [2]	Q3 [2]	Q2 [2]	Q1 [2]
Sales	$279.9	$272.0	$285.5	$273.9	$272.1	$268.8	$263.4	$247.1
Adjusted EBITDA [1]	6.8	8.0	7.1	25.7	19.1	16.4	(0.6)	11.2
Net earnings (loss) attributable to the company	(39.7)	(22.5)	(6.3)	(3.8)	(95.0)	5.2	(28.0)	(9.8)
Net earnings (loss) per share attributable to the company’s common shareholders
– basic and diluted from continuing operations	$(2.75)	$(1.55)	$(0.43)	$(0.26)	$(6.55)	$0.36	$(1.93)	$(0.89)
– basic and diluted from discontinued operations	–	–	–	–	–	–	–	0.21

1.	Refer to section 11, Non-GAAP measures.
2.	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinued operations in the consolidated statements of earnings (loss) in the annual consolidated financial statements for the year ended December 31, 2014.

In Q1 2014, the net earnings attributable to the company increased $91.2 million, or $6.29 per common share from continuing operations, from Q4 2013, due largely to higher after-tax operating earnings of $94.3 million and an after-tax gain on the repurchase of debt of $0.9 million, partly offset by a higher after-tax foreign exchange loss on the translation of U.S. dollar denominated debt of $1.8 million and a lower after-tax foreign exchange gain on the translation of U.S. dollar working capital balances of $1.2 million.

In Q2 2014, net earnings attributable to the company decreased $2.5 million, or $0.17 per common share from continuing operations, from Q1, due largely to lower after-tax operating earnings of $18.7 million and a net loss after tax on the settlement of debt of $1.9 million compared to an after-tax gain of $0.9 million in the prior quarter. This was partially offset by an after-tax foreign exchange gain on the translation of U.S. dollar denominated debt of $8.9 million compared to an after-tax loss of $11.2 million in the prior quarter.

In Q3 2014, net earnings attributable to the company decreased $16.2 million, or $1.12 per common share from continuing operations, from Q2, due largely to an after-tax settlement loss on the PIUMPF pension liability of $1.2 million, and an after-tax foreign exchange loss on the translation of U.S. dollar denominated debt of $12.6 million compared to an after-tax gain of $8.9 million in the prior quarter, partially offset by an after-tax gain on the sale of our PRSC interest and related mortgage of $2.1 million, higher after-tax operating earnings of $0.6 million, and a net loss after tax on the settlement of debt in the prior quarter of $1.9 million.

In Q4 2014, net earnings attributable to the company decreased $17.2 million, or $1.20 per common share from continuing operations, from Q3, primarily due to reduced after-tax operating earnings of $17.9 million and an after-tax gain in the prior quarter on the sale of the PRSC interest and related mortgage of $2.1 million, partly offset by a reduced after-tax foreign exchange loss on the translation of U.S. dollar debt of $3.4 million.

11.	Non-GAAP Measures

Management uses certain measures that are not defined by U.S. GAAP to evaluate our performance. Such measures do not have a standardized meaning under U.S. GAAP and, as a result, the measures as employed by management are unlikely to be comparable to similarly titled measures reported by other entities. These non-GAAP measures should not be considered by an investor as an alternative to their nearest respective GAAP measure. Our non-GAAP measures include operating earnings (loss), adjusted EBITDA (earnings before interest, taxes, depreciation and amortization, impairment and other closure costs, and before other non-operating income and expenses), adjusted EBITDA before restructuring costs, adjusted EBITDA margin, adjusted EBITDA margin before restructuring costs, average delivered cash costs per tonne before specific items, net earnings (loss) attributable to the company before specific items, net earnings (loss) per share attributable to the company’s common shareholders before specific items, and free cash flow. We believe that, in addition to conventional measures prepared in accordance with U.S. GAAP, certain inventors use this information to evaluate our performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP.

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Specific items are items that do not arise from the company’s day-to-day operating, investing and financing activities, or items that are subject to material volatility based on factors outside of management’s control. Specific items include: foreign exchange gain or loss on long-term debt, gain or loss on cancellation of long-term debt, asset impairment and other closure costs, restructuring costs, unusual non-recurring items, and certain income tax adjustments.

Adjusted EBITDA and adjusted EBITDA before Restructuring Costs

Adjusted EBITDA as defined equates to operating earnings (loss) plus depreciation and amortization and impairment and other closure costs. Adjusted EBITDA margin and adjusted EBITDA margin before restructuring costs are defined as adjusted EBITDA and adjusted EBITDA before restructuring costs as a percentage of sales.

These measures enable comparison of consolidated and segment operating results between periods without regard to debt service, income taxes, capital expenditure requirements, and specific items. These measures are provided to improve comparability between periods by eliminating the impact of financing (interest) and accounting (depreciation) items on our results.

Reconciliation of net earnings (loss) attributable to the company by year:

(In millions of dollars)	2014	2013	2012
Net earnings (loss) attributable to the company as reported	$(72.3)	$(127.6)	$583.2
Net earnings (loss) attributable to non-controlling interest	–	0.3	30.4
Net earnings (loss)	(72.3)	(127.3)	613.6
Depreciation and amortization [1]	44.6	47.0	36.3
Impairment	16.5	86.9	–
Foreign exchange (gain) loss on long-term debt [1]	24.1	18.8	(20.8)
Other (income) expense, net [1]	(1.2)	(14.9)	2.5
Interest expense, net [1]	35.5	37.4	71.9
Income tax (recovery) expense [1]	0.4	0.1	(0.9)
Reorganization items, net [1]	–	1.2	(663.7)
(Earnings) loss from discontinued operations net of tax	–	(3.1)	16.5
Adjusted EBITDA	$47.6	$46.1	$55.4
Restructuring costs	0.5	1.2	5.3
Adjusted EBITDA before restructuring costs	$48.1	$47.3	$60.7
1	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinued operations in the consolidated statements of earnings (loss) in the annual consolidated financial statements for the year ended December 31, 2014.

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Reconciliation to net earnings (loss) attributable to the company by quarter:

	2014					2013
(In millions of dollars)	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
Net earnings (loss) attributable to the company	$(72.3)	$(39.7)	$(22.5)	$(6.3)	$(3.8)	$(127.6)	$(95.0)	$5.2	$(28.0)	$(9.8)
Net earnings (loss) attributable to non-controlling interest	–	–	–	–	–	0.3	–	–	–	0.3
Net earnings (loss)	(72.3)	(39.7)	(22.5)	(6.3)	(3.8)	(127.3)	(95.0)	5.2	(28.0)	(9.5)
Depreciation and amortization[1]	44.6	11.5	11.2	11.0	10.9	47.0	11.7	11.5	11.4	12.4
Impairment	16.5	16.5	–	–	–	86.9	86.9	–	–	–
Foreign exchange (gain) loss on long-term debt[1]	24.1	9.2	12.6	(8.9)	11.2	18.8	9.4	(6.1)	9.6	5.9
Other (income) expense, net[1]	(1.2)	–	(2.3)	3.2	(2.1)	(14.9)	(3.0)	(2.8)	(2.3)	(6.8)
Interest expense, net[1]	35.5	9.0	8.9	8.1	9.5	37.4	9.1	8.5	8.7	11.1
Income tax expense (recovery)[1]	0.4	0.3	0.1	–	–	0.1	–	0.1	–	–
Reorganization items, net[1]	–	–	–	–	–	1.2	–	–	–	1.2
(Earnings) loss from discontinued operations net of tax	–	–	–	–	–	(3.1)	–	–	–	(3.1)
Adjusted EBITDA	$47.6	$6.8	$8.0	$7.1	$25.7	$46.1	$19.1	$16.4	$(0.6)	$11.2
Restructuring costs
Specialty printing papers	0.5	0.5	–	–	–	0.6	0.6	–	–	–
Newsprint	–	–	–	–	–	0.4	0.3	–	0.1	–
Pulp	–	–	–	–	–	0.2	0.2	–	–	–
Total restructuring costs	0.5	0.5	–	–	–	1.2	1.1	–	0.1	–
Adjusted EBITDA before restructuring costs	$48.1	$7.3	$8.0	$7.1	$25.7	$47.3	$20.2	$16.4	$(0.5)	$11.2
1	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinued operations in the consolidated statements of earnings (loss) in the annual consolidated financial statements for the year ended December 31, 2014.

Net Earnings (Loss) Attributable to the Company before Specific Items

Specific items are defined previously, and the exclusion of such items from net earnings (loss) attributable to the company facilitates the comparison of financial results between periods.

Reconciliation to Net Earnings (Loss) Attributable to the Company by year:

(In millions of dollars and after-taxes, except where otherwise stated)	2014	2013	2012
Net earnings (loss) attributable to the company as reported	$(72.3)	$(127.6)	$583.2
Specific items:
Foreign exchange (gain) loss on long-term debt	24.1	18.8	(20.8)
Settlement loss on PIUMPF pension liability	1.2	–	–
Settlement gain on special pension portability election	–	(2.6)	–
Impairment and other closure costs[1]	16.5	87.1	19.7
Acquisition costs related to US paper mills	3.1	–	–
Restructuring and change-of-control costs[1]	0.5	1.6	6.4
Reorganization items, net[1]	–	1.1	(667.5)
Loss (gain) on settlement of debt	1.0	2.3	–
Net gain on sale of non-core assets	(2.4)	(12.2)	–
Fair market adjustment to non-controlling interest	–	–	41.2
Net earnings (loss) attributable to the company before specific items	$(28.3)	$(31.5)	$(37.8)
Net earnings (loss) per share attributable to the company’s common shareholders in dollars:
As reported (continuing operations)	$(4.99)	$(9.01)	$41.65
Before specific items	(1.95)	(2.17)	(2.62)
1	Includes amount related to Snowflake which was included in discontinued operations, net of tax in the consolidated statements of earnings (loss) in the annual consolidated financial statements for the year ended December 31, 2014.

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Reconciliation to Net Earnings (Loss) Attributable to the Company by quarter:

(In millions of Canadian dollars and after-taxes, except	2014					2013
where otherwise stated)	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
Net earnings (loss) attributable to the company	$(72.3)	$(39.7)	$(22.5)	$(6.3)	$(3.8)	$(127.6)	$(95.0)	$5.2	$(28.0)	$(9.8)
Specific items:
Foreign exchange (gain) loss on long-term debt	24.1	9.2	12.6	(8.9)	11.2	18.8	9.4	(6.1)	9.6	5.9
Settlement loss on PIUMPF pension liability	1.2	–	1.2	–	–	–	–	–	–	–
Settlement gain on special pension portability election	–	–	–	–	–	(2.6)	–	(2.6)	–	–
Impairment (recovery) and other closure costs	16.5	16.5	–	–	–	87.1	86.9	–	–	0.2
Acquisition costs related to US paper mills	3.1	3.1	–	–	–	–	–	–	–	–
Restructuring costs	0.5	0.5	–	–	–	1.6	1.1	–	0.1	0.4
Reorganization items, net	–	–	–	–	–	1.1	–	–	–	1.1
Loss (gain) on settlement of debt	1.0	–	–	1.9	(0.9)	2.3	–	–	2.3	–
Net gain on sale of non-core assets	(2.4)	–	(2.1)	(0.3)	–	(12.2)	(0.7)	–	(2.1)	(9.4)
Net earnings (loss) attributable to the company before specific items	$(28.3)	$(10.4)	$(10.8)	$(13.6)	$6.5	$(31.5)	$1.7	$(3.5)	$(18.1)	$(11.6)
Net earnings (loss) per share attributable to the company’s common shareholders in dollars:
As reported (continuing operations)	$(4.99)	$(2.75)	$(1.55)	$(0.43)	$(0.26)	$(9.01)	$(6.55)	$0.36	$(1.93)	$(0.89)
Before specific items	(1.95)	(0.72)	(0.74)	(0.94)	0.45	(2.17)	0.12	(0.24)	(1.25)	(0.80)

1	Included in discontinued operations, net of tax in the consolidated statements of earnings (loss) in the annual consolidated financial statements for the year ended December 31, 2014.

Free Cash Flow

Free cash flow excludes working capital and certain other sources and uses of cash, which are disclosed in the consolidated statements of cash flows. This measure allows us to assess our ability to generate funds to repay debt and assists in cash flow forecasting.

Reconciliation to Cash Provided by Operating Activities less Cash Used by Investing Activities by year:

(In millions of dollars)	2014	2013	2012
Cash provided (used) by operating activities	$21.3	$(7.5)	$8.1
Cash used by investing activities	(19.2)	31.4	(9.6)
Proceeds from the sale of property, plant and equipment and other assets	(4.7)	(52.2)	(12.3)
Other investing activities	2.0	0.5	(3.7)
Non-cash working capital changes except changes in taxes and interest	(15.9)	8.6	(31.8)
Other	(0.7)	(2.2)	2.1
Free cash flow	$(17.2)	$(21.4)	$(47.2)

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Reconciliation to Cash Provided by Operating Activities less Cash Used by Investing Activities by Quarter:

	2014					2013
(In millions of dollars)	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
Cash provided (used) by operating activities	$21.3	$3.3	$(8.8)	$3.1	$23.7	$(7.5)	$3.7	$(13.0)	$3.0	$(1.2)
Cash provided (used) by investing activities	(19.2)	(9.1)	(1.9)	17.6	(25.8)	31.4	(4.0)	(0.7)	19.7	16.4
Proceeds from the sale of property, plant and equipment and other assets	(4.7)	(0.1)	(4.2)	(0.4)	–	(52.2)	(0.3)	(5.0)	(8.6)	(38.3)
Other investing activities	2.0	0.8	0.4	0.6	0.2	0.5	0.6	0.6	0.5	(1.2)
Non-cash working capital changes except change in taxes and interest	(15.9)	(13.0)	13.8	(16.8)	0.1	8.6	1.3	26.1	(18.6)	(0.2)
Other	(0.7)	5.9	(7.3)	(12.7)	13.4	(2.2)	4.6	(7.2)	(15.3)	15.7
Free cash flow	$(17.2)	$(12.2)	$(8.0)	$(8.6)	$11.6	$(21.4)	$5.9	$0.8	$(19.3)	$(8.8)

Management’s Calculation of Free Cash Flow by Year:

(In millions of dollars)	2014	2013	2012
Adjusted EBITDA	$47.6	$46.1	$55.4
Interest expense, excluding amortization	(34.1)	(35.5)	(22.7)
Capital expenditures	(21.9)	(23.4)	(22.6)
Reorganization costs	–	(0.6)	(37.5)
Income taxes paid	–	–	0.2
Employee future benefits, expense over (under) cash contributions [1]	(8.8)	(7.0)	(11.8)
Net operating cash flow from discontinued operations	–	(1.0)	(8.2)
Free cash flow	$(17.2)	$(21.4)	$(47.2)
1	Free cash flow is adjusted to reflect the cash impact of employee future benefits rather than the accounting expense which is included in adjusted EBITDA.

Management’s Calculation of Free Cash Flow by Quarter:

	2014					2013
(In millions of dollars)	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
Adjusted EBITDA	$47.6	$6.8	$8.0	$7.1	$25.7	$46.1	$19.1	$16.4	$(0.6)	$11.2
Interest expense, excluding amortization	(34.1)	(8.7)	(8.6)	(7.7)	(9.1)	(35.5)	(8.7)	(8.0)	(8.2)	(10.6)
Capital expenditures	(21.9)	(8.4)	(5.7)	(4.7)	(3.1)	(23.4)	(3.7)	(5.3)	(8.5)	(5.9)
Reorganization costs	–	–	–	–	–	(0.6)	–	–	–	(0.6)
Employee future benefits, expense over (under) cash contributions [1]	(8.8)	(1.9)	(1.7)	(3.3)	(1.9)	(7.0)	(0.8)	(2.3)	(2.0)	(1.9)
Net operating cash flow from discontinued operations	–	–	–	–	–	(1.0)	–	–	–	(1.0)
Free cash flow	$(17.2)	$(12.2)	$(8.0)	$(8.6)	$11.6	$(21.4)	$5.9	$0.8	$(19.3)	$(8.8)
1	Free cash flow is adjusted to reflect the cash impact of employee future benefits rather than the accounting expense which is included in adjusted EBITDA.

12.	Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. GAAP requires companies to establish accounting policies and to make estimates that affect both the amount and timing of recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

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Note 2, Summary of significant accounting policies, in the December 31, 2014 consolidated financial statements includes a summary of the significant accounting policies used in their preparation. While all of the significant accounting policies are important to the annual consolidated financial statements, some of these policies may be viewed as involving a high degree of judgment. On an ongoing basis using currently available information, management reviews its estimates, including those related to environmental and legal liabilities, impairment of long-lived assets, pension and post-retirement benefits, provision for bad and doubtful accounts, fair value measurement, and income taxes. Actual results could differ from these estimates.

The following accounting policies require management’s most difficult, subjective and complex judgments, and are subject to measurement uncertainty.

Environmental and legal liabilities

Environmental and legal liabilities are recorded when it is considered probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Liabilities for environmental matters require evaluation of applicable environmental regulations and estimates of remediation alternatives and the costs thereof. Provisions for liabilities relating to legal actions and claims require judgments about projected outcomes and the range of loss, based on such factors as historical experience and recommendations of legal counsel.

As at December 31, 2014 we had a provision of $16.9 million for environmental, remedial and other obligations. We expect capital expenditures relating to known environmental matters, including compliance issues and the assessment and remediation of the environmental condition of the company’s properties, will total approximately $0.6 million in 2015.

Impairment of long-lived assets

We review other long-lived assets, primarily plant and equipment, for impairment when events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. We test for impairment using a two-step methodology as follows:

(i)	Determine whether the projected undiscounted future cash flows from operations exceed the net carrying amount of the assets as of the assessment date; and

(ii)	If assets are determined to be impaired in step (i), then such impaired assets are written down to their fair value, determined principally by using discounted future cash flows expected from their use and eventual disposition.

Estimates of future cash flows and fair value require judgments, assumptions and estimates and may change over time. Due to the variables associated with judgments and assumptions used in these tests, the precision and accuracy of estimates of impairment charges are subject to significant uncertainties and may change significantly as additional information becomes known. The carrying values of long-lived assets represented approximately 56.7% of total assets as at December 31, 2014. If future developments were to differ adversely from management’s best estimate of key assumptions and associated cash flows, we could potentially experience future material impairment charges.

In December 2014, the company announced that its Powell River No. 9 paper machine would be indefinitely curtailed due to a lack of demand and declining market for paper manufactured on this machine. The company recognized an impairment charge of $13.0 million on property, plant and equipment, $1.6 million on other assets and $1.9 million on related operating and maintenance supplies and spare parts inventory.

In addition to the indefinite curtailment of the No. 9 paper machine, declines in current and forecasted paper prices that may negatively impact future operating costs and profitability were identified as indicators of potential impairment of long-lived assets at December 31, 2014. Four asset groups were identified for the purpose of the impairment analysis: Crofton paper, Crofton pulp, Powell River and Port Alberni. Assets and related liabilities were grouped by mill in accordance with the enterprise valuation established for fresh start accounting on September 30, 2012 for which independent cash flows were identified for each mill. We excluded the Crofton pulp group from the impairment analysis given that the indicators do not reflect that the carrying value of assets used for pulp production may not be recoverable.

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The company conducted step (i) of the impairment test to determine whether the carrying value of its long-lived assets were recoverable. All the asset groups passed the recoverability test, and therefore, no additional impairment of the carrying value of property, plant and equipment was recorded as of December 31, 2014.

See note 6, Measurement uncertainty – impairment of long-lived assets in our consolidated financial statements for the year ended December 31, 2014 for a description of inputs and assumptions used.

Assets held for sale and discontinued operations

Assets and liabilities that meet the held-for-sale criteria are reported separately from continuing operations in the consolidated balance sheet. Assets held for sale and liabilities associated with assets held for sale are reported separately under current assets and current liabilities and are not offset and reported as a single amount in the consolidated balance sheet. Assets and liabilities are classified prospectively in the consolidated balance sheet as held for sale. Assets classified as held for sale on December 31, 2014 included poplar plantation land.

The results of discontinued operations, net of tax, are presented separately from the results of continuing operations in the consolidated statements of earnings (loss). Per share information and changes to other comprehensive income (loss) related to discontinued operations are presented separately from continuing operations. Cash flows from discontinued operations are not presented separately from cash flows from continuing operations in the consolidated statements of cash flows. All comparative periods are restated in the period that a component is classified as a discontinued operation. The discontinued Snowflake mill met the definition of a discontinued operation before its disposal on January 30, 2013.

Pension and post-retirement benefits

We maintain various employee future benefit plans, which include defined benefit pension and post-retirement benefit plans. The company retains independent actuarial firms to perform actuarial valuations of the fair value of our defined benefit pension and post-retirement benefit plan assets and benefit obligations, and to advise on the amounts to be recorded in our financial statements. This information is determined using certain assumptions, based on historical and market data that have a direct impact on the fair value of the assets and obligations and on the charges disclosed in our financial statements. These assumptions include:

•	The discount rate, which is used to estimate the actuarial present value of the various plan obligations. The company, assisted by independent actuarial advisors, sets the discount rate assumption annually to reflect the rates available on high-quality debt instruments, with cash flows that are expected to match the timing and amount of expected benefit payments. As at December 31, 2014 a discount rate of 3.8% per year was determined by us in consultation with our independent actuarial advisors.

•	The long-term return on assets used to estimate the growth in the value of invested assets available to satisfy certain obligations. The company, with the assistance of independent actuarial firms, sets the expected rate of return on plan assets annually to reflect the current view of long-term investment returns. For 2014, a rate of return of 6.3% per year was determined by management in consultation with our independent actuarial advisors.

•	Salary increases used to estimate the impact that future compensation increases would have on pension and other post-retirement obligations. As at December 31, 2014 a rate of compensation increase of 1.0% per year was determined by management in consultation with our independent actuarial advisors.

•	Health care trend rates and mortality rates used to estimate the impact that future health care costs would have on pension and post-retirement obligations. As at December 31, 2014 a health care trend rate of 5.5% per year was determined by management in consultation with our independent actuarial advisors. The health care trend rate is assumed to decline by 0.5% per year annually, until it reaches the ultimate health care trend rate assumption of 4.5% per year.

Actual experience can vary significantly from estimates and could have a material impact on the estimated cost of employee benefit plans and future cash requirements.

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The following table provides a sensitivity analysis of the assumed overall health care cost trend rate used in measuring the net pension benefit obligation, and the net obligation for other employee future benefits and related net periodic benefit cost for 2014. This sensitivity analysis should be used with caution as it is hypothetical and changes in the health care cost trend rate may not be linear.

	Pension benefit plans		Other benefit plans
(In millions of dollars)	Net benefit obligation	Net 2014 expense	Net benefit obligation	Net 2014 Expense
Assumed overall health care cost trend
Impact of:
1% increase	N/A	N/A	22.3	1.2
1% decrease	N/A	N/A	(19.0)	(1.0)

Provision for bad debts and allowance for doubtful accounts

We regularly review the collectability of our accounts receivable. We record our allowance for doubtful accounts based on our best estimate of any potentially uncollectible accounts by highlighting those that are specifically high risk and applying judgment to arrive at an estimate. Consideration is given to current economic conditions and specific customer circumstances to determine the amount of any bad debt expense to be recorded. Accounts receivable balances for individual customers could potentially be material at any given time. We manage our credit risk principally through credit policies, which include the analysis of the financial position of our customers and the regular review of their credit limits and payment terms. We also subscribe to credit insurance for a majority of our receivables, periodically purchase accounts receivable puts on certain customers, and obtain bank letters of credit for some export markets and customers. Our estimate of the required allowance is a matter of judgment and the actual loss eventually sustained may be more or less than estimated.

As at December 31, 2014 accounts receivable comprised 16.6% of total assets. Included in this balance was a provision of $2.3 million for doubtful accounts, or 2.1% of accounts receivable (as at December 31, 2013 - $1.8 million for doubtful accounts, or 1.5% of accounts receivable). We believe our allowance for doubtful accounts as at December 31, 2014 is adequate to provide for probable losses existing in accounts receivable.

Fair value measurement

We measure our derivative and non-derivative financial instruments at fair value, defined as the price that would be received from selling an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining fair value measurements, we consider the principal or most advantageous market in which it would transact and consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of non-performance.

An established fair value hierarchy requires the company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is both available and significant to the fair value measurement. Three levels of inputs may be used to measure fair value:

Level 1 –	Quoted prices in active markets for identical assets or liabilities.

Level 2 –	Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 –	Inputs that are generally unobservable and are supported by little or no market activity and that are significant to the fair value determination of the assets or liabilities.

The determination of fair value requires judgments, assumptions and estimates and may change over time.

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As at December 31, 2014, we had currency or commodity contracts related to our US dollar denominated sales, commodity swap agreements to fix the sales price of NBSK pulp, and commodity options to fix the purchase price of natural gas. These contracts are reported at their fair value, as detailed above under the heading Financial Instruments.

Income taxes

The amounts recorded for deferred income tax assets and liabilities are based on various judgments, assumptions and estimates. Deferred tax assets and liabilities are measured using enacted tax rates for the years in which assets and liabilities are expected to be recovered or settled. A projection of taxable income and estimates of the ultimate recovery or settlement of temporary differences are made for these years. The projection of future taxable income is based on management’s best estimate and may vary from actual.

At December 31, 2014 the company provided a full valuation allowance against its deferred tax assets. As a result, no net deferred tax asset was recorded. A one-percentage-point change in our reported effective income tax rate would have minimal effect on our income tax expense or recovery.

In addition, we record provisions for federal, provincial and foreign taxes based on the respective tax laws of the jurisdictions in which we operate and on our judgment as to the appropriate allocation of income and deductions to these jurisdictions. Canadian, U.S. and international tax laws are subject to interpretation and our judgment may be challenged by taxation authorities. In such circumstances, the final resolution can result in settlements that differ from our estimated amounts.

13.	Changes in Accounting Policies

There were no new pronouncements or recent amendments issued by the Financial Accounting Standards Board (FASB) to the Accounting Standards Codification that materially impacted our consolidated financial statements or disclosures in 2014.

14.	Impact of Accounting Pronouncements Affecting Future Periods

In May 2014, FASB issued a new standard on revenue recognition, ASC Topic 606 Revenue from Contracts with Customers. The company intends to adopt the new standard in its financial statements for the annual period beginning on January 1, 2017. The extent of the impact of adoption of the new standard has not yet been determined.

There were no other new pronouncements issued by the FASB that may materially impact the company’s consolidated financial statements for future periods.

15.	Risks and Uncertainties

We face risks and uncertainties which fall into the general business areas of markets, international commodity prices, currency exchange rates, environmental issues, fibre supply, government regulation and policy and, for Canadian companies, trade barriers and potential impacts of Aboriginal rights, including unresolved Aboriginal land claims in B.C.

In order to address our business risks and effectively manage them, we have developed a process for managing risk and the interrelationship risks have with our strategic plan. We provide regular updates to the Audit Committee, work with corporate and operational management to identify, measure, and prioritize the critical risks facing the company and manage these risks by ensuring that they are adequately addressed through mitigating procedures where appropriate. The objectives of the risk-management function include developing a common framework for understanding what constitutes principal business risks, ensuring that risk management activities are aligned with business strategies, and providing an effective mechanism for governance in the area of risk management.

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The recent acquisition of two US paper mills exposes the company to market, environmental, financial and human resource risks

The completion of the acquisition of the Biron paper mill located in Wisconsin and the Rumford paper and pulp mill located in Maine, USA has significantly increased Catalyst Paper’s operations, specialty paper market share, environmental footprint and supply requirements and significantly increases our operations in the United States. The acquisition exposes us to various risks, some of which are general in nature and some of which are unique to the operations of these mills, the regions they are located in, and the markets they sell their product to.

Key risks include but are not limited to:

•	ongoing decline in coated paper markets due to general weakness in North American and international demand and due to market share lost to lower cost product alternatives,

•	erosion of future profitability due to general inflation and regional price pressure on fibre and energy,

•	the introduction of onerous environmental laws and regulations that may impose restrictions on our operations and processes,

•	potential environmental and labour claims that may arise from circumstances not currently identified, including but not limited to instances of site contamination and labour grievances,

•	unexpected delays in production and major maintenance events may negatively impact operations, customer service and costs,

•	breakdowns, obsolescence and impairment of long-lived assets, parts and supplies may negatively impact operations, customer service and costs,

•	potential labour unrest may negatively impact operations, customer service and costs,

•	delays and unexpected costs associated with post-acquisition activities including transition, integration and system separation may negatively impact liquidity, free cash flow and future profitability,

•	unexpected issues with the assignment of supply agreements or credit terms with vendors may negatively impact operations, customer service and costs,

•	actual results falling short of earnings projections and synergies identified by management may negatively impact to liquidity, free cash flow and future profitability, and

•	management not having the capacity to complete an orderly transition and integration of the US mills while simultaneously operating the Canadian mills.

Reliance by the Biron paper mill on the Wisconsin Rapids pulp and paper mill and the Lake States Wood Supply Group may result in supply interruption

The newly acquired Biron paper mill is a semi-integrated mill that is connected by way of three subterranean tunnels to Verso Corporation’s Wisconsin Rapids pulp and paper mill. Biron currently relies on the Wisconsin Rapids mill for the supply of softwood kraft pulp which is required to produce Biron’s coated mechanical paper products. Biron also relies on the Wisconsin Rapids mill for waste transfer and treatment services, including the landfilling of fly ash generated by Biron’s power boilers and the treatment of process water by the Water Quality Center which is owned and operated by the Wisconsin Rapids mill. Wood is currently being purchased for the Biron mill by the Lake States Wood Supply Group which buys wood for a number of other regional mills that are owned and operated by Verso Corporation. An extended interruption in the supply of softwood kraft pulp or waste treatment services by the Wisconsin Rapids mill, or an interruption in wood supply by the Lake States Wood Supply Group, could have adverse consequences to our operations, customer service and costs. We have however entered into agreements with Verso Corporation related to the supply of these goods and services that contain provisions and remedies that are intended to mitigate material losses due to extended supply interruptions.

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We may not be able to successfully integrate the recently acquired U.S. paper mills into our operations

Any acquisition is accompanied by risks. For example, there may be significant change in commodity prices after we have committed to complete the transaction; we may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the final and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; and the acquired business or assets may have unknown liabilities which may be significant. The success of our acquisition will depend upon our ability to effectively manage the integration and operations of properties or assets we acquired and to realize anticipated benefits. The process of managing acquired businesses may involve unforeseen difficulties and may require a disproportionate amount of management resources, which may divert management’s focus and resources from other strategic opportunities and from operational matters during this process. There can be no assurance that we will be able to successfully manage the integration and operations of the businesses or assets we acquire.

No assurance can be given that our systems, procedures and controls will be adequate to support the expansion of our operations resulting from the acquisition of the Biron paper mill located in Wisconsin and the Rumford paper and pulp mill located in Maine, USA. Our future operating results could be affected by the ability of our officers and key employees to manage the changing business conditions and to integrate the Biron paper mill and the Rumford paper and pulp mill operations into our own. No assurance can be given that the acquisition of the Biron paper mill and the Rumford paper and pulp mill will result in the anticipated benefits expected from the acquisition. In addition, there may be liabilities, such as environmental liabilities, that we have failed to discover or have underestimated in connection with the acquisition. There may also be capital expenditure requirements that we have failed to discover or underestimated in connection with the acquisition, which amounts may be material. Any such liabilities or capital expenditure requirements could have a material adverse effect on our business, financial condition or future prospects.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful

Our ability to service our debt obligations or to refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and certain financial, business, legislative, regulatory and other factors beyond our control. We may not be able to maintain the required level of cash flows from operating activities sufficient to permit us to fund our day-to-day operations or to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay capital expenditures or to sell assets or operations, seek additional capital or restructure or refinance our indebtedness. We may not be able to affect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, such alternative actions may not allow us to meet our scheduled debt service obligations. The credit agreements that governs the ABL Facility and Term Loan and the indentures that govern our 2017 Notes (including the Offered Notes) restrict our ability to dispose of assets and use the proceeds from any such dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or obtain proceeds in an amount sufficient to meet debt service obligations when due. Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our financial position and results of operations and our ability to satisfy our obligations under the 2017 Notes (including the Offered Notes), the Term Loan and the ABL Facility.

If we cannot service our debt obligations, we will be in default and as a result, holders of the 2017 Notes could declare all outstanding principal and interest to be due and payable, the lenders under the ABL Facility and Term Loan could terminate their commitments to loan money, our secured lenders could foreclose against the assets securing such borrowings and we could be forced into bankruptcy or liquidation.

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Our degree of leverage may limit our financial and operating activities

Our historical capital requirements have been considerable and our future capital requirements could vary significantly and may be affected by general economic conditions, wood fibre supply, currency exchange rates, industry trends, performance, interest rates and many other factors that are not within our control. Subject to the limits contained in the credit agreements that governs the ABL Facility and Term Loan and the indentures that govern the 2017 Notes (including the Offered Notes), we may be able to incur additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. If we do so, the risks related to our high level of debt could intensify. Our substantial level of indebtedness has had in the past, and could have in the future, important consequences, including the following:

•	making it more difficult for us to satisfy our obligations with respect to our debt,

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, product developments, acquisitions or other general corporate requirements,

•	requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures and other general corporate purposes,

•	increasing our vulnerability to general adverse economic and industry conditions,

•	exposing us to the risk of increased interest rates as certain of our borrowings including our borrowings under the ABL Facility are at variable rates of interest,

•	limiting our flexibility in planning for and reacting to changes in our industry,

•	placing us at a disadvantage compared to other, less leveraged competitors, and

•	increasing our cost of borrowing.

There is a limited trading market for the company’s common shares

Although our common shares are listed on the TSX, certain holders of common shares may also be creditors of the company and there is no certainty of a viable trading market for the common shares. The potential lack of liquidity for the common shares may make it more difficult for us to raise additional capital, if necessary, and it may affect the price volatility of the common shares. There can also be no assurance that a holder will be able to sell its common shares at a particular time or that the prices such holder receives when it sells will be favorable. Future trading prices of the common shares will depend on many factors, including our operating performance and financial condition.

Certain holders of common shares may also be creditors of the company and may seek to dispose of such securities to obtain liquidity. Such sales could cause the trading prices for these securities to be depressed. Further, the possibility that the holders of common shares may determine to sell all or a large portion of their shares in a short period of time may adversely affect the market price of the common shares.

Our business is of a cyclical nature and demand for our products may fluctuate significantly

The markets for pulp and paper products are highly cyclical and are characterized by periods of excess product supply due to many factors, including additions to industry capacity, increased industry production, structural changes in the industry, periods of weak demand due to weak general economic activity or other causes, and reduced inventory levels maintained by customers.

Demand for forest products generally correlates to global economic conditions. Demand for pulp and paper products in particular is driven primarily by levels of advertising. In periods of economic weakness, reduced spending by consumers and businesses results in decreased demand for forest products, causing lower product prices and possible manufacturing downtime. The North American newsprint and directory paper market is mature with demand for newsprint declining significantly in the last five years.

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We believe these declines in newsprint and directory paper demand will continue long term, although we have the ability to partially mitigate the impact by switching production from newsprint and directory paper to other paper grades. Demand for our products is traditionally weaker in the first half of the year.

As at December 31, 2014 one of the paper machines at our Crofton mill continues to be indefinitely curtailed. On December 15, 2014, we indefinitely curtailed Paper Machine No. 9 at Powell River due to a lack of orders and a declining market for the paper manufactured on No. 9. Should demand for our products weaken, additional indefinite or periodic production curtailments may be required, which could have an adverse impact on our financial condition and ability to generate sufficient cash flows to satisfy our operational needs and debt service requirements.

We operate in a commodity market where prices may fluctuate significantly

The pulp and paper industry is a commodity market in which producers compete primarily on the basis of price. Prices for our products have fluctuated significantly in the past and may fluctuate significantly in the future, principally as a result of market conditions of supply and demand, as well as changes in exchange rates. Our earnings are sensitive to price changes for our principal products, with the effect of price changes on newsprint and mechanical specialty printing paper grades being the greatest. Market prices for our products typically are not directly affected by input costs or other costs of sales and, consequently, we have limited ability to pass through increases in operating costs to our customers without an increase in market prices. Even though our costs may increase, our customers may not accept price increases for our products or the prices for our products may decline. As our financial performance is principally dependent on the prices we receive for our products, prolonged periods of low prices, customer refusal to accept announced price increases, or significant cost increases that cannot be passed on in product prices may be materially adverse to us.

Media trends may lead to continued declines in demand for our products

Trends in advertising, Internet use and electronic data transmission and storage have had and continue to have adverse effects on traditional print media.  As our newsprint, telephone directory and retail customers increase their use of other forms of media and advertising, demand for our newsprint, uncoated mechanical and coated mechanical papers may continue to decline on a long-term basis.

We are subject to exchange rate fluctuations

Nearly all of our sales are based upon prices set in U.S. dollars, while a substantial portion of our costs and expenses are incurred in Canadian dollars and our results of operations and financial condition are reported in Canadian dollars. The acquisition on January 7, 2015 of the US paper mills will further increase the company’s U.S. dollar exposure on sales and costs. Increases in the value of the Canadian dollar relative to the U.S. dollar reduce the amount of revenue in Canadian dollar terms from sales made in U.S. dollars, and would reduce cash flow available to fund operations and debt service obligations.

Since we have debt denominated in U.S. dollars including our 2017 Notes (including the Offered Notes), our reported earnings could fluctuate materially as a result of exchange rates given that changes in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period result in a foreign currency gain or loss on the translation of U.S. dollar cash and debt into Canadian currency.

We manage a part of our currency exposure through the use of currency options and forward contracts to hedge anticipated future sales denominated in foreign currencies and U.S. dollar denominated debt. However, no assurance can be made that we will engage in any hedging transactions or, if we decide to engage in any such transactions, that we will be successful in eliminating or mitigating currency exchange risks.

We face significant global competition

We compete with American, European and Asian producers in highly competitive global markets. Some of our competitors are larger and can accordingly achieve greater economies of scale, some have greater financial resources and some operate mills in locations that have lower energy, furnish or labour costs or have less stringent environmental and governmental regulations than the locations where we operate.

Our ability to compete is also affected by the quality of our products and customer service and our ability to maintain high plant efficiencies and operating rates and to control our manufacturing costs. If we were unable to compete effectively, there may be a materially adverse impact on our business.

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We face risks related to our international sales

A significant portion of our sales are outside of Canada and the United States. For 2014, 100% of our pulp sales and 22% of our paper sales were international. These international sales result in additional risks including restrictive government actions (including trade quotas, tariffs and other trade barriers and currency restrictions), local labour laws and regulations, the need to comply with multiple and potentially conflicting laws and regulations, unfavourable national or regional business conditions or political or economic instability in some of these jurisdictions, higher transportation costs and difficulty in obtaining distribution and sales support.

We are exposed to fluctuations in the cost and supply of wood fibre

We have no significant timber holdings and are dependent on third parties for the supply of wood fibre required for our paper manufacturing operations.

For our B.C. operations, approximately 70% of our fibre is provided by five suppliers. Our fibre supply could be reduced as a result of events beyond our control, including industrial disputes, natural disasters and material curtailments and shutdown of operations by suppliers for market or other reasons. Market-related curtailments or shutdowns can be influenced by both seasonal and cyclical factors, such as raw material availability, finished goods inventory levels, interest rates and demand for lumber. Weakness in the U.S. housing market could lead to production curtailment for B.C. lumber producers and result in a reduction in residual fibre supply available to us. We source a significant quantity of our fibre from the interior of B.C. The current mountain pine beetle infestation in the B.C. interior is expected to reduce the long-term fibre supply in the B.C. interior and could have a significant impact on the availability, quality and cost of fibre.

As it relates to the newly acquired US paper mills, fibre suppliers in the region are significantly less concentrated than our B.C. operations, with the top five suppliers for each respective mill providing 49% of fibre at the Rumford mill and 14% of fibre at the Biron mill. For the Biron mill, which currently relies on the Lake States Wood Supply Group for its wood supply, wood supply interruption is a potential risk in 2015 along with the other regional mills owned by Verso Corporation, if the region experiences a challenging late winter or longer winter break-up period given the very low inventories at the Biron mill and.

For our B.C. operations, approximately 70% of our fibre is sourced under long-term fibre agreements with third parties with pricing based on market prices or on prices determined under market-based formulas. For our newly acquired U.S. operations, approximately 79% is sourced directly from third parties with the remaining 21% sourced from short term stumpage purchases.

Given that the market price for fibre varies due to external factors, there is a risk that we will not continue to have access to wood fibre at previous levels or pricing.

Aboriginal groups have claimed aboriginal title over substantial portions of B.C.’s timberlands, including areas where the forest tenures held by our suppliers are located. Although the renewal of forest tenures held by our suppliers may be adversely affected by claims of aboriginal title, the specific impact cannot be estimated at this time.

We are dependent on the supply of certain raw materials

In addition to wood fibre, we are dependent on the supply of certain chemicals and raw materials used in our manufacturing processes. Any material disruption in the supply of these chemicals or raw materials could affect our ability to meet customer demand in a timely manner and harm our reputation, and any material increase in the cost of these chemicals or other raw materials could negatively affect our business and the results of our operations.

We have incurred losses in recent periods and may incur losses in the future that may affect liquidity and ongoing operations

As of December 31, 2014 we had recorded net losses in 10 of the last 12 quarters. These losses were driven by reduced prices, weak market demand, production curtailments, general inflationary pressure and increased input costs and, until recently, a strong Canadian dollar. Should we be unable to return to sustained profitability, cash generated through operations may be insufficient to meet operating cash requirements, requiring increased reliance on the ABL Facility to fund operating costs. If sufficient funding is not available under the ABL Facility, then additional funding sources may be required and there is no assurance that we will be able to access additional funding sources on favourable terms or at all to meet our cash requirements. The failure to obtain such funding could adversely affect our operations and our ability to maintain compliance with covenants under the ABL Facility, the 2017 Notes, and the Term Loan. While the acquisition on January 7, 2015 of the US paper mills will provide additional sources of income, the operation of these newly acquired mills and the related transition and integration activities may place additional pressure on future liquidity.

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Labour disruptions could have a negative impact on our business

Labour disruptions could occur and have a negative impact on our business.  In Canada, our labour agreements with Unifor and PPWC for our manufacturing facilities expire on April 30, 2017 and the labour agreement with Unifor for our distribution facility expires on March 31, 2015.  In the United States, our labour agreements with the unions located in our Biron, Wisconsin manufacturing facilities expire on March 31, 2018 while the agreements with the unions in our Rumford, Maine facility expire on June 30, 2018.  The Unifor local representing employees in our distribution facility issued notice to bargain a renewal collective agreement in January 2015 but we do not expect any labour disruption arising out of collective bargaining.

We are dependent on third party transportation providers

We are dependent on third party service providers for the transportation of our raw materials and products by rail, truck, barge or ship. Material disruptions in the operations of our transportation service providers due to weather, seasonal impacts, labour disruptions or other factors could negatively affect our ability to meet customer demand in a timely manner and result in increased costs and a material adverse impact on our business, the results of our operations and reputation.

Claims of aboriginal title and rights in Canada may affect our operations

The ability to operate our mills in Canada may be affected by claims of aboriginal rights and title by aboriginal groups. The governments of Canada and B.C. have established a formal process to negotiate settlements with aboriginal groups throughout B.C. in order to resolve these land claims. It is the policy of the governments that ownership of lands held in fee simple by third parties (such as us) will not be affected by treaty negotiations. The Powell River mill site has been included in areas to which an aboriginal group has asserted aboriginal title both through treaty negotiations with government and by commencing an action in 2005 in the Supreme Court of B.C. While we and other industrial companies have been named as parties in the court proceeding along with the governments of Canada and B.C., counsel for the aboriginal group has advised us that the plaintiffs are currently negotiating with these two governments and have no intention of proceeding with the action at this time. Based on the history of similar proceedings, we expect that it would be many years before a final court decision could be rendered if the proceeding were pursued.

Recent Supreme Court of Canada decisions have confirmed that the governments of Canada and B.C. are obligated to consult with and, in certain circumstances, accommodate aboriginal groups whenever there is a reasonable prospect decision, such as a decision to issue or amend a regulatory permit, which may affect aboriginal groups’ rights or title. This duty of consultation and accommodation may affect our ability to obtain or amend necessary regulatory permits on a timely basis and may influence the conditions set out in such permits.

Increases in energy costs could have a negative impact on our business

Our operations consume a significant amount of electricity, natural gas and fuel oil.  Increases in prices for these commodities can increase manufacturing costs and have an adverse impact on our business and results of our operations.

In British Columbia, although our electricity supply agreements are provincially regulated and pricing has historically been stable, B.C. Hydro and Power Authority (“B.C. Hydro”) in recent years has sought, and to some extent achieved, rate increases above historical levels.  In the past three years, rate increases totaled 27% which added $30 million to our costs annually.  In November, 2013 the British Columbia government announced a proposed 10 year electricity plan commencing in April, 2014. Based on our 2013 electricity consumption levels, this plan could result in an increase in our electricity costs from 2013 levels totaling 27% over the first four years of the plan which results in increases in electricity costs of approximately $13 million in the first year of the plan, approximately $24 million in the second year of the plan and approximately $33 million per year in each of the next two years of the plan.  If the plan is implemented in its present form, rate increases at these levels will have an impact on our earnings.  We have mitigated some of the impact of rate increases in the past through reductions in usage at the highest incremental power rate and intend to further mitigate rate increases by implementing energy conservation projects and increasing our capacity to self-generate electricity. Although we are working with government and BC Hydro to identify and explore options and solutions to mitigate the effect of these increases, there can be no assurance that we will be able to eliminate or mitigate our exposure to the effect of all the rate increases.

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Electricity costs in our US operations are mitigated by the larger proportion of self-generation capacity.  The Biron, Wisconsin mill is supplied by a regulated utility and the rates are projected to be relatively stable for this year.  The mill in Rumford, Maine operates in a deregulated jurisdiction and has the capacity to generate all of its electrical needs with self-generation and effectively hedges power costs with the fuel costs for self-generation.

The US operations both consume significant volumes of coal; this pricing is set in annual contracts.

Our Canadian and US mills consume oil and natural gas which are purchased on spot markets and for which pricing fluctuates significantly due to various external factors.  We manage our exposure to the price volatility for these fuels by using lower priced alternatives where feasible and in some circumstances through the use of financial instruments and physical supply agreements under a hedging program.  There is, however, no assurance that we will be successful in eliminating or mitigating exposure to price volatility for these fuels.

We are subject to significant environmental regulation

We are subject to extensive environmental laws and regulations that impose stringent requirements on our operations, including, among other things, air emissions, liquid effluent discharges, water regulation, the storage, handling and disposal of hazardous materials and wastes, remediation of contaminated sites and landfill operation and closure obligations.  It may be necessary for us to incur substantial costs to comply with such environmental laws and regulations.

Some of our operations are subject to stringent permitting requirements and from time to time we face opposition to construction or expansion of proposed facilities.  We may discover currently unknown environmental liabilities in relation to our past or present operations or at our current or former facilities, or we may be faced with difficulty in obtaining project approvals in the future.  These occurrences may (i) require site or other remediation costs to maintain compliance or correct violations of environmental laws and regulations, (ii) result in denial of required permits, (iii) result in government or private claims for damage to person, property or the environment, or (iv) result in civil or criminal fines and penalties or other sanctions.

Our Canadian operations may be affected by the regulation of greenhouse gases: The Federal government has proposed combustion appliance based standards which could come into effect in 2020 and all Canadian mills currently meet those standards with ease. British Columbia announced its goal of reducing the provincial release of GHGs by 33% by 2020, based on 2007 levels, with interim reduction targets of 6% by 2012 and 18% by 2016. B.C. has not issued regulations for this GHG reduction program at this time. It is too early to determine the impact on the company under such a program.

Our US operations are subject to various stringent air regulations including the USEPA’s Maximum Achievable Control Technology (MACT) standards.  One boiler at Biron and two at Rumford are impacted by the standard and may require capital infusion of approximately $6 million in total by end of 2016 to meet their respective deadlines of January 31, 2017.  Federal authorities could revise the standard before it comes into force and the company continues to consider all approaches to reaching compliance including fuel switching, emissions controls, and energy reduction initiatives.

Equipment failures and the need to increase capital and maintenance expenditures could have a negative impact on our business

Our business is capital intensive. Our annual capital expenditure requirements vary due to differing requirements for current maintenance, expansion, business capital and environmental compliance and future projects. We regularly carry out maintenance on our manufacturing equipment but key components may still require repair or replacement. The costs associated with such maintenance and capital expenditures or our inability to source the necessary funds to enable us to maintain or upgrade our facilities as required could have an adverse effect on our business and operations.

In addition, we may from time to time temporarily suspend operations at one or more facilities to perform necessary maintenance or carry out capital projects. These temporary suspensions could affect the ability to meet customer demand in a timely manner and adversely affect our business.

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We may be subject to litigation which could result in unexpected costs and expenditure of time and resources

We may from time to time be subject to claims and litigation proceedings generally associated with commercial and employment law issues. Given that these claims are subject to many uncertainties and the inability to predict with any certainty their outcomes and financial impacts, there is no guarantee that actions that may be brought against us in the future will be resolved in our favour or covered by our insurance. Any losses from settlements or adverse judgments arising out of these claims could be materially adverse to our operations and business.

The Snowflake mill sources water from groundwater wells in the vicinity of the Little Colorado River for its process requirements. The Little Colorado River Adjudication, filed in 1978, is pending in the Superior Court of Arizona, Apache County. The purpose of this adjudication is to determine the nature, extent and relative priority, if applicable, of the water rights of all claimants to the Little Colorado River system and sources. There are more than 3,500 participants. Catalyst sold its interest in the Snowflake mill in January, 2013, and therefore, the new owner will become a party to the adjudication as a result of its acquisition of the mill. Native American tribes and the United States government contend that the Snowflake mill’s withdrawal and use of groundwater impermissibly interferes with water rights to the Little Colorado River. We dispute this contention. However, an adverse determination could result in claims for damages that may be materially adverse to us.

In addition, securities class-action litigation often has been brought against public companies following periods of volatility in the market price of their securities. It is possible that we could be the target of similar litigation in future. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

We extend trade credit to our customers and they may not pay us promptly or in full

We extend trade credit to many purchasers of our products and rely on their creditworthiness. Some of these customers operate in highly competitive, mature, cyclical or low-margin businesses and some are highly leveraged financially or are experiencing negative cash flows which may result in them needing to refinance, restructure or file for bankruptcy protection or bankruptcy. We will typically have a greater number of such customers during economic downturns. The failure of such customers to pay us promptly and in full under the credit terms we extend to them could have a material adverse impact on our operating cash flows.

We are dependent upon certain of our management personnel

The success of our operations is influenced to a significant degree by our ability to attract and retain senior management with relevant industry experience. Successful implementation of our business strategy is dependent on our ability to attract and retain our executive officers and management team. The unexpected loss of services of any key management personnel or the inability to recruit and retain qualified personnel in the future could have an adverse effect on our business and financial results.

Consumer boycotts or increases in costs due to chain-of-custody programs may adversely affect demand for our products

Some of our customers are sensitive to issues associated with harvesting of old growth forests and require us to supply products that are not produced from these forests.  A growing number of customers want to purchase products that originate from sustainable managed forests as validated by certification programs.  We have implemented our chain-of-custody systems to verify that selected paper products contain 100% certified wood fibre, but we may be required to implement additional or more stringent chain-of-custody certification programs with increased costs to meet our customers’ demands.  Demand for our products may be adversely affected if we do not implement such programs or if we become subject to organized boycotts or similar actions by environmental or other groups.

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Our insurance has limitations and exclusions

We maintain insurance coverage that we believe would ordinarily be maintained by an operator of facilities similar to our own. The insurance policies are subject to limits and exclusions. Damage to or destruction of our facilities could accordingly exceed the limits of our policies or be subject to policy exclusions.

Our Canadian mills are located in seismically active areas

Our three operating mills in Canada are situated adjacent to the ocean on the south coast of B.C. This is a seismically active area and these mills and the surrounding transportation infrastructure are accordingly susceptible to risk of damage or destruction caused by earthquakes and tsunamis. Our insurance may not cover the total losses associated with damage or destruction caused by an earthquake or tsunami, and this insurance is subject to limits and deductibles in respect of such damage that may limit the amount recoverable.

Our mills in the United States are partially located on flood plains

Our two US based mills are situated adjacent to rivers. These rivers occasionally experience rising water levels and as such are susceptible to risk of damage or destruction caused by floods. Our insurance may not cover the total losses associated with damage or destruction caused by floods and this insurance is subject to limits and deductibles in respect of such damage that may limit the amount recoverable. Both mills have comprehensive flood response plans that are tested annually and early warning systems that alert the mills to rising water levels.

Post-retirement plan obligations may affect our financial condition

We maintain defined benefit pension plans and other post-retirement benefit plans for certain retired employees. As at December 31, 2014 the underfunded liability associated with the defined benefit pension plans was $120.8 million and the underfunded liability associated with the other post-retirement benefit plans was $176.3 million. Funding requirements for these plans are dependent on various factors, including interest rates, asset returns, regulatory requirements for funding purposes, and changes to plan benefits. In 2015, we are required to contribute $4.1 million towards the underfunded liability of the defined benefit pension plans. Although we expect to continue to make contributions to fund post-retirement plan obligations and to meet legal funding obligations for the defined benefit pension plan, no assurance can be made that the underfunded liability under these plans will not be materially adverse to us in the future.

A change in our legal control could be materially adverse

As at March 3, 2015, we have outstanding US$260.5 million of 2017 Notes (including the Offered Notes) and $18.5 million of Term Loans. If a Change of Control (as such term is defined in the indentures governing these notes) occurs, we are required to make an offer to purchase all outstanding 2017 Notes (including the Offered Notes) at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of payment, in accordance with the procedures set out in the indentures. The credit agreement for the Term Loan entered into on March 20, 2014 contains a provision whereby the loan will be deemed to be in default in the case of a change in legal control. On the occurrence of an event of default the Term Loan becomes due and payable in whole together with any accrued interest. We may not have sufficient financial resources to fund any such repurchase.

16.	Governance and Management Systems

Corporate governance

Our senior governing body is made up of a seven-member Board of directors and three Board committees. The individuals who make up our Board and serve on our committees provide high-level stewardship, supervise corporate management, and ensure our information-disclosure requirements are met.

Our corporate directors are responsible for increasing and preserving shareholder value and fostering our long-term success, while considering the interests of a range of shareholders. This involves assessing risks and performance relating to both financial and non-financial measures.

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Board committees

Our three standing Board committees consist of an audit committee, an environmental health and safety committee and a governance, human resources and compensation committee. These committees establish principles, evaluate compliance and monitor performance in these areas. Designated executives and senior operational leaders report to these committees quarterly.

The governance, human resources and compensation committee is responsible for best-practices monitoring, annual board effectiveness evaluations, and director development.

As of the end of 2014, six of seven directors, including the Board chair and excepting only the President and CEO, were independent.

Risk and management systems

We recognize the importance of good risk and management systems. We maintain a comprehensive inventory of major risks and management responses, including probability and severity assessments, which are reviewed by our Board’s audit committee every year.

Code of conduct

We have a Code of Corporate Ethics and Behaviour that applies to directors, executives and employees, and is reviewed and committed to by salaried employees each year. Breaches of this code can be reported through an anonymous phone line or other methods, but no reports were received in 2014.

Our governance practices meet or exceed the effective governance guidelines of our listing stock exchange. For more information on our governance, visit http://catalystpaper.com/about/governance.

17.	Sensitivity Analysis

Our earnings are sensitive to fluctuations in:

Product price

Our products are commodity-based and cyclical in nature. As a result, earnings are sensitive to price changes, with price changes on specialty printing paper grades and newsprint having the greatest effect.

Foreign exchange

Our products are primarily sold in Canada, the United States, Asia and Australasia, Latin America and Europe. The majority of sales are denominated in foreign currencies, principally the U.S. dollar. As a result, we are exposed to foreign currency risk on accounts receivable and future sales.

Energy costs

Our earnings could be significantly affected by changes in prices and terms of energy-supply contracts, as we are a significant consumer of electrical power, fossil fuels and input materials whose pricing is highly correlated to energy costs.

Freight costs

Our earnings could be significantly affected by changes in the cost of freight, which is highly corrected with fuel prices. Fuel prices fluctuate significantly and are sensitive to general economic factors such as supply shocks and global economic growth.

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Fibre

Our supply of fibre is subject to market influences and has some degree of variability. Fibre supply includes wood chips, logs, hog fuel and ONP.

Our adjusted EBITDA, net earnings and earnings per share are estimated to be affected by changes in product prices, foreign exchange and input costs as follows:

(In millions of dollars, except per share amounts)	Adjusted EBITDA [1]	Net earnings [2]	Earnings per share
Product prices [3]
A US$10 per tonne change in the sales price of:
Specialty printing papers	$8	$6	$0.39
Newsprint	4	3	0.22
Pulp	4	3	0.22
Foreign exchange [4]
A US$0.01 change in the U.S. dollar relative to the Canadian dollar	8	6	0.39
Energy cost sensitivity [5]
A 5% change in the price of:
Natural gas and oil – direct purchases	1	1	0.08
Electricity – direct purchases	8	6	0.39
Freight cost sensitivity
A US$5/bbl change in the price of West Texas Int. (WTI) Oil	3	2	0.16
Fibre sensitivity [5]
A US$5 per unit change in the price of:
Wood chips (bone dry tonnes)	9	7	0.47
1	Refer to section 11, Non-GAAP measures.
2	Based on an expected long-term tax rate of 26%.
3	Based on annualized sales of Q4 2014 and foreign exchange rate of US$0.88.
4	Based on Q4 2014 annualized net cash flows and a movement to US$0.89 from US$0.88 and excluding our hedging program and the impact of the translation of U.S. dollar denominated debt.
5	Based on Q4 2014 annualized consumption levels and an exchange rate of US$0.88.

18.	Outlook

Economy

The United States is expected to continue leading global economic growth in 2015. The strengthening U.S. economy and six-month decline in the crude oil price have resulted in a weakening Canadian dollar, and we expect this trend to continue in the first half of 2015.  Volatility of the Canadian dollar may significantly impact our operating and net earnings, cash flow and liquidity.

Markets

North American paper markets are expected to remain challenging in 2015 with the continued migration to electronic media.  We expect an uptick in price and demand for coated and soft calendered uncoated paper in the North American market place in 2015 due in part to recently announced capacity reductions that support tightening operating rates. Tightening operating rates should benefit our expanded suite of coated products, including our coated mechanical, freesheet and specialty product grades. We announced a US$40 per short ton increase to our coated paper grades, effective April 1, 2015.

Demand for directory paper will continue to decline due to paper conservation moves by publishers and migration to electronic media.  Our directory sales are mostly under contract, and therefore, we do not expect pricing and demand to fluctuate significantly through the first half of 2015.

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Newsprint demand in 2015 is expected to contract further due to declining circulation, page count reductions, conservation measures by publishers, and continued migration of information and advertising to the Internet.  Newsprint prices for the remainder of the year will depend on the supply and demand balance. We anticipate downward pressure on export pricing for newsprint in 2015 due to global completion for market share.

For NBSK pulp, China’s weakening demand and tight monetary policy are expected to put downward pressure on pulp pricing in the first half of 2015.

The US West Coast Ports have been experiencing significant congestion since the summer which was further exacerbated by independent actions taken by the Pacific Maritime Association (PMA) and the International Longshore and Warehouse Union (ILWU) during contract talks which further slowed down port operations. On February 20, 2015 the PMA and ILWU reached a tentative contract deal to end the dispute. These slowdowns resulted in delayed shipments to our South American customers and a significant build-up of inventory. While the work slowdown is officially over, it will take several months for all backlogs to clear and Catalyst will continue to implement contingency plans to keep customers supplied with paper. Asian customers were not impacted by this action as we have direct calls from Vancouver to Asia with no USA port calls.

Operations and capital spending

Price pressure for key inputs is expected to be marginal with the exception of higher incremental fibre pricing for both our Canadian and U.S. operations, and power costs for our B.C. operations that will be unfavourably impacted by an announced energy cost rate increase of 6%, effective April 1, 2015. The lower oil price is expected to have a deflationary impact on our coating and freight costs in 2015.

Manufacturing costs in 2015 will reflect the addition of the U.S. paper mills and approximately 907,000 tonnes of additional production capacity. As these mills are located in the United States, our U.S. dollar exposure will increase significantly for both sales and costs. The acquisition increases the geographic diversification of our asset base and reduces the concentration risk of being reliant on a limited number of fibre, power and chemical suppliers. Our corporate costs will increase in 2015 and beyond as we add human and technological resources related to managing these mills and integrating their operating and information systems with our Canadian operations, although it is anticipated that corporate costs as a percentage of production capacity will be lower due to expected synergies from the acquisition. We estimate that total transition costs related to the US paper mills will be in the range of US$9.0 to US$12.0 million in 2015, excluding capital spending related to the separation and licencing of information systems.

We will continue to pursue benefits under the BC Hydro Power Smart Program, with the first project at our Powell River mill scheduled for completion in the fourth quarter of 2015. In addition to the Power Smart Program, we have commenced a pilot load curtailment program at our three Canadian mills. The load curtailment program is an arrangement with BC Hydro whereby we curtail the power consumption at our mills on receipt of 24-hour prior notice in exchange for a monetary benefit. These initiatives will help partly mitigate the impact of the power rate increases announced in 2013 as part of the B.C government’s 10 year electricity plan. We will continue our discussions with key stakeholders on a suite of additional potential initiatives to further mitigate the impact of energy rate escalation.

We will continue to identify and drive operational improvements through our OFI program and are rolling the program out to the newly acquired U.S. mills. In 2015, we will pursue a number of synergistic opportunities identified as part of the acquisition of the U.S. mills, including freight optimization of customer sales and improved profitability through product mix optimization by increasing our coated freesheet market share.

Our maintenance plan for 2015 includes a total mill outage at our Crofton mill scheduled for September, our regular outages related to power and recovery boilers, and a major maintenance shut at the Rumford mill in May to replace the generating bank of the recovery boiler. We expect to continue paper production at the Rumford mill during this maintenance outage.

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The following table summarizes major planned maintenance shutdown costs and related production downtime for 2015:

	2015
	Q1		Q2		Q3		Q4		Total
Mill Location	Tonnage Impact	Mtce Cost ($mm)	Tonnage Impact	Mtce Cost ($mm)	Tonnage Impact	Mtce Cost ($mm)	Tonnage Impact	Mtce Cost ($mm)	Tonnage Impact	Mtce Cost ($mm)
Alberni
Other [1]	–	–	–	0.3	–	1.9	–	–	–	2.2
Capital	–	–	1,800	–	–	–	–	–	1,800	–
Boilers	–	–	–	0.2	–	1.5	–	–	–	1.7
Crofton
TMO	–	–	–	–	2,600	2.8	–	–	2,600	2.8
Capital	–	–	–	–	3,200	–	–	–	3,200	–
Pulp	8,000	6.2	–	–	8,200	6.4	–	–	16,200	12.6
Boilers	–	–	–	–	–	0.2	–	0.3	–	0.5
Powell
Boilers	–	0.4	–	3.0	–	–	–	–	–	3.4
Biron
Capital	3,200	0.4	–	–	–	–	–	–	3,200	0.4
Boilers	–	–	–	–	–	1.3	–	–	–	1.3
Rumford
Pulp	–	–	10,500	4.8	–	–	–	–	10,500	4.8
Boilers	–	–	–	2.0	–	3.3	–	0.1	–	5.4
Total	11,200	7.0	12,300	10.3	14,000	17.4	–	0.4	37,500	35.1

1 Includes maintenance in 2nd quarter on precipitator and maintenance in 3rd quarter on steam turbine generator.

The Powell River No. 9 machine and Crofton No. 1 machine will continue to be indefinitely curtailed in 2015. We are in the advanced stages of a revitalization consultation process related to the Powell River mill to evaluate all aspects of mill operations, systems, and staffing. We expect that the implementation of recommendations resulting from this process will have a significant impact on the future costs and profitability of the Powell River mill.

Capital spending related to both our Canadian and U.S. operations is expected not to exceed $40 million and will be managed to balance cash flow.

The company will continue to hedge a portion of its U.S. dollar denominated sales in accordance with its policy to manage currency risk.

Manufacturing costs in Q1, 2015 will reflect an eleven day outage on the Crofton mill’s recovery boiler and batch digester that will have an anticipated cost of $6.2 million and a production impact of approximately 8,000 tonnes, and a capital outage at the Biron mill that will have an anticipated cost of $0.4 million and a production impact of 3,200 tonnes.

We expect that earnings and cash flow for the first half of 2015 will be negatively impacted by higher capital spending, the delay in fully eliminating costs related to Powell River No. 9 paper machine, and transition and separation costs related to the integration of the U.S. mills. A significant uptick in performance is expected in the second half of the year as we shed transition costs and we begin to capture the benefits of synergies and other operational improvements identified for the U.S. mills.

Liquidity, debt maturities and covenants

We do not currently anticipate any significant uses of cash in 2015 other than for our operations, working capital fluctuations, interest payments, Term Loan repayments and pension funding related to our Canadian and US pension plans including our multi-employer pension plans.  We expect that our operations will require significant liquidity in 2015 related to the transition, integration and system separation of our newly acquired US paper mills, the Rumford recovery boiler rebuild, and the timing delay in eliminating all costs directly and indirectly related to the indefinite curtailment of the Powell River No. 9 paper machine. Based on liquidity currently at our disposal, we believe that we will be able to fund these requirements.

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19.	2015 Key Objectives

In 2015, we will focus on objectives and initiatives in four areas:

Social

•	Safety: reduce medical incident rate and lost-time injury frequency by 20% compared to the prior year.

•	Improve employee alignment and performance through effective performance review and compensation practices, and by delivering new recruitment, on-boarding, training and development programs.

Financial

•	Deliver positive free cash flow results for our Canadian operations and newly acquired US mills in 2015.

•	Realize benefits of $20 million by continuing to drive the OFI program at our Canadian operations, and realize additional benefits of $10 million for our U.S. mills by capturing identified synergies and other operational improvements.

•	Successfully integrate the Biron and Rumford mills into our operations by completing the transition and separation of services, systems and infrastructure within twelve months, and ensuring that costs related to transition and separation do not exceed US$12 million for the year.

•	Powell River revitalization: implement changes that more than offset the lost contribution resulting from the indefinite curtailment of Powell River No. 9 paper machine to ensure the future viability and profitability of the mill’s operations.

•	Mitigate the impact of energy cost rate increases by advancing capital projects under the BC Hydro Power Smart Program, managing the load curtailment program, and by pursuing further cost mitigation initiatives.

•	Continuously reduce costs and improve productivity in all of our operations through identifying and implementing opportunities for operational improvement and efficiency, capital planning and cost reviews.

Commercial

•	Optimize product offering by harmonizing brands and grades across the five mills and capturing synergies related to freight and customer mix optimization.

•	Achieve product mix improvements for our US mills by increasing Biron’s market share of ultra-lightweight coated paper and increasing Rumford’s market share of coated freesheet and specialty one-sided paper.

Environmental

•	Work with community stakeholders to identify and implement strategic initiatives that mutually benefit our mills and the communities they operate in.

•	Adhere to high international standards for transparency and reporting of performance on social, governance and environmental factors.

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20.	Disclosure Controls and Internal Control over Financial Reporting

We conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. The evaluation was conducted under the supervision and with the participation of management, including the chief executive officer and chief financial officer, as of December 31, 2014. Based on the evaluation, our chief executive officer and chief financial officer concluded that such disclosure controls and procedures – as defined in Canada under National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in Rules 13a-15(e) and 15d-15(e) promulgated under the United States Securities Exchange Act of 1934, as amended (the U.S. Exchange Act) – are effective as at December 31, 2014. The assessment is based on the criteria for internal control over financial reporting described in the “Internal Control – Integrated Framework 1992” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

It should be noted that while our disclosure controls and procedures are designed to provide a reasonable level of assurance of achieving their objectives, our chief executive officer and chief financial officer do not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

There were no changes in our internal control over financial reporting during the period ended December 31, 2014 that materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Section 404 of the United States Sarbanes-Oxley Act, Management Assessment of Internal Controls (Section 404), continues to require that management (a) has the responsibility for establishing and maintaining an adequate internal control structure and procedure for financial reporting, and (b) assesses and reports on the effectiveness of internal control over financial reporting annually. As of December 31, 2014 management has assessed the effectiveness of the company’s internal control over financial reporting. Based on this assessment, management has determined the company’s internal control over financial reporting was effective as of December 31, 2014 and issued Management’s Report on Financial Statements and Assessment of Internal Control over Financial Statements dated March 3, 2015 to that effect.

The Board of directors’ Audit Committee, as part of its oversight role, has reviewed and recommended the approval of this MD&A to the Board of directors. The Board of directors has read and approved this MD&A. Through discussions with management, the Board of directors and the Audit Committee have satisfied themselves that management has implemented the necessary disclosure controls.

Additional information about the company, including our most recent Annual Information Form, is available on our website at www.catalystpaper.com, or on the Canadian Securities Administrators’ electronic filing website at www.sedar.com.

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